1933 Act Registration No. 33-__________



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-14

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

[ ] Pre-Effective                                       [ ] Post-Effective
    Amendment No.                                           Amendment No.

                             EVERGREEN MUNICIPAL TRUST
               (Exact name of registrant as specified in charter)

                 Area Code and Telephone Number: (914) 694-2020

                             2500 Westchester Avenue
                            Purchase, New York 10577
                    (Address of principal executive offices)

                              James P. Wallin, Esq.
                        Evergreen Asset Management Corp.
                             2500 Westchester Avenue
                            Purchase, New York 10577
                     (Name and address of agent for service)



     Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

     The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940 (File No. 33-23180); accordingly, no fee is payable herewith. Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement relates to the aforementioned registration on Form N-1A. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended August 31, 1996 was filed with the Commission on or about October 28, 1996.

     It is proposed that this filing will become effective thirty days after filing pursuant to Rule 488 under the Securities Act of 1933.

                             EVERGREEN MUNICIPAL TRUST

                              CROSS REFERENCE SHEET

            Pursuant to Rule 481(a) under the Securities Act of 1933

                                         Location in Prospectus/Proxy
Item of Part A of Form N-14                          Statement

1. Beginning of Registration Statement Cross Reference Sheet; Cover Page and Outside Front Cover Page of
   Prospectus

2. Beginning and Outside Back Cover     Table of Contents
   Pageof Prospectus

3. Fee Table, Synopsis Information and  Comparison of Fees and Expenses;
   Risk Factors                         Summary; Risks


4. Information About the Transaction    Summary; Reasons for the
                                        Reorganization; Comparative
                                        Information on Shareholders' Rights;
                                        Exhibit A (Agreement and Plan of
                                        Reorganization)

5. Information about the Registrant     Cover Page; Summary; Comparison of
                                        Investment Objectives and Policies;
                                        Comparative Information on
                                        Shareholders' Rights; Additional
                                        Information

6. Information about the Company        Cover Page; Summary; Comparison of
   Being Acquired                       Investment Objectives and Policies;
                                        Comparative Information on
                                        Shareholders' Rights; Additional
                                        Information

7. Voting Information                   Cover Page; Summary; Voting
                                        Information Concerning the Meeting

8. Interest of Certain Persons          Financial Statements and Experts;
   and Experts                          Legal Matters

9. Additional Information Required for  Inapplicable
   Reoffering by Persons Deemed to be
   Underwriters

Item of Part B of Form N-14

10. Cover Page                          Cover Page

11. Table of Contents                   Omitted

12. Additional Information About the    Statement of Additional Information
    Registrant                          of the Evergreen  Short-Intermediate
                                        Municipal Fund dated October 31, 1996

13. Additional Information about        Statement of Additional Information
    the Company Being Acquired          of Evergreen  Short-Intermediate
                                        Municipal Fund-California dated
                                        October 31, 1996

14. Financial Statements                Financial Statements dated
                                        August 31, 1996 of Evergreen
                                        Short-Intermediate  Municipal Fund

                                        Financial Statements dated
                                        August 31, 1996 of Evergreen Short-
                                        Intermediate  Municipal Fund-California

Item of Part C of Form N-14

15. Indemnification                     Incorporated by Reference to Part A
                                        Caption - "Comparative Information
                                        on Shareholders' Rights - Liability
                                        and Indemnification of Trustees"

16. Exhibits                            Item 16. Exhibits

17. Undertakings                        Item 17. Undertakings


********************************************************************************

             EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND-CALIFORNIA

                             2500 Westchester Avenue
                            Purchase, New York 10577

                                May [ __ ], 1997

Dear Shareholder:

     The proposal contained in the accompanying Prospectus/Proxy Statement provides for a combination of your Fund, Evergreen Short-Intermediate Municipal Fund-California, with Evergreen Short-Intermediate Municipal Fund, a mutual fund also advised by Evergreen Asset Management Corp. Your Fund and Evergreen Short-Intermediate Municipal Fund have substantially similar investment objectives and policies, although your Fund follows a policy of investing in obligations issued by the State of California, its political subdivisions and duly constituted authorities, the interest from which is exempt from Federal and California income taxes, while Evergreen Short-Intermediate Municipal Fund invests in Municipal securities issued by any State or political subdivision thereof. Management believes that, in view of the current size of Evergreen Short-Intermediate Municipal Fund-California, its shareholders would be better served if it were combined with Evergreen Short-Intermediate Municipal Fund. An objective of the proposed combination is to achieve possible economies of scale, facilitate the management of assets and the delivery of shareholder services.

       Under the proposed Agreement and Plan of Reorganization (the "Plan"), Evergreen Short- Intermediate Municipal Fund would acquire all the assets of your Fund in exchange for shares of Evergreen Short-Intermediate Municipal Fund (the "Reorganization"). As of February 28, 1997, the Evergreen Short-Intermediate Municipal Fund-California had net assets of approximately $[ ___ ] million and Evergreen Short-Intermediate Municipal Fund had approximately $[ __ ] billion of net assets. We believe that the proposed combination will achieve the goal of efficient investment management and delivery of shareholder services.

     The proposed transaction will not result in any Federal income tax liability for you or for Evergreen Short-Intermediate Municipal Fund-California. As a shareholder of Evergreen Short- Intermediate Municipal Fund you will have the ability to exchange your shares for the corresponding class of shares of the other funds in Evergreen Keystone family of mutual funds. Following completion of the Reorganization, your Fund will be liquidated.

SUMMARY OF BENEFITS

o        Lower management fees and operating expenses
o        Potential for greater operating efficiencies

      The Trustees of Evergreen Short-Intermediate Municipal Fund-California have called a special meeting of shareholders of the Fund to be held on July 14, 1997 to consider the proposed transaction. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

       Detailed information about the proposed transaction is described in the enclosed Prospectus/Proxy Statement. We thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

       A  copy  of  Evergreen   Short-Intermediate   Municipal  Fund  Prospectus
accompanies the Prospectus/Proxy Statement. We urge you to read the Prospectus and retain it for future reference.

       If you have any questions regarding the proposed transaction or if you would like additional information about Evergreen Keystone family of mutual funds, please telephone 1-800-xxx-xxxx.

       IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED AS SOON AS POSSIBLE.


      Stephen A. Lieber                             James Howell
      Chairman                                      Chairman of the Board
      Evergreen Asset Management Corp.              Evergreen Funds

             EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND-CALIFORNIA
                             2500 Westchester Avenue
                            Purchase, New York 10577
               --------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            To Be Held On JULY 14, 1997
               --------------------------------------------------

     NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of Shareholders of Evergreen Short-Intermediate Municipal Fund-California will be held at the offices of Keystone Investment Management Company, 200 Berkeley Street, Boston, MA 02116 on July 14, 1997 at 3:00 p.m., Eastern Time, for the following purposes:

      1. To consider and act upon an Agreement and Plan of Reorganization (the "Plan"), providing for the acquisition of all of the assets of Evergreen Short-Intermediate Municipal Fund-California by Evergreen Short-Intermediate Municipal Fund in exchange for shares of Evergreen
         Short-Intermediate Municipal Fund, and the assumption by Evergreen Short-Intermediate Municipal Fund of certain identified liabilities of Evergreen Short-Intermediate Municipal Fund-California. The Plan also provides for distribution of such shares of Evergreen Short-Intermediate Municipal Fund to shareholders of Evergreen Short-Intermediate Municipal Fund-California in liquidation and subsequent termination of Evergreen Short-Intermediate Municipal Fund-California. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of Evergreen Short-Intermediate Municipal Fund-California.

      2. To transact any other business which may properly come before the Meeting or any adjournment or adjournments thereof.

       The Trustees of Evergreen Short-Intermediate Municipal Fund-California have fixed the close of business on April 29, 1997 as the record date for the determination of shareholders of Evergreen Short-Intermediate Municipal Fund-California entitled to notice of and to vote at the Meeting or any adjournment thereof.

       IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                                             By Order of the Board of Trustees
                                             George O. Martinez
      May [ ___ ], 1997                      Secretary

      18995

                     INSTRUCTIONS FOR EXECUTING PROXY CARDS

           The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

           1. Individual Accounts: Sign your name exactly as it appears in the Registration on the proxy card(s).

           2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card(s).

           3. All Other Accounts: The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of Registration. For example:

         Registration                              Valid Signature

         Corporate Accounts
         (1) ABC Corp.                            ABC Corp.
         (2) ABC Corp.                            John Doe, Treasurer
         (3) ABC Corp.
           c/o John Doe, Treasurer                John Doe, Treasurer
         (4) ABC Corp. Profit Sharing Plan        John Doe, Trustee

         Trust Accounts
         (1) ABC Trust                            Jane B. Doe, Trustee
         (2) Jane B. Doe, Trustee                 Jane B. Doe
              u/t/d 12/28/78

         Custodial or Estate Accounts
         (1) John B. Smith, Cust.                 John B. Smit
              f/b/o John B. Smith, Jr. UGMA
         (2) John B. Smith, Jr.                   John B. Smith, Jr., Executor

      SUBJECT TO COMPLETION, APRIL [ ___ ], 1997
      PRELIMINARY COPY

               PROSPECTUS/PROXY STATEMENT DATED MAY [ ___ ], 1997

                            Acquisition of Assets of

             EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND-CALIFORNIA
                                   a series of
                            Evergreen Municipal Trust
                             2500 Westchester Avenue
                            Purchase, New York 10577

                        By and in Exchange for Shares of

                   EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND
                                   a series of
                            Evergreen Municipal Trust
                             2500 Westchester Avenue
                            Purchase, New York 10577


     This Prospectus/Proxy Statement is being furnished to shareholders of Evergreen Short-Intermediate Municipal Fund-California ("Short-Intermediate-CA") in connection with a proposed Agreement and Plan of Reorganization (the "Plan") to be submitted to shareholders of Short- Intermediate-CA for consideration at a Special Meeting of Shareholders to be held on July 14, 1997 at 3:00 p.m. at the offices of Keystone Investment Management Company, 200 Berkeley Street, Boston, MA 02116, and any adjournments thereof (the "Meeting"). The Plan provides for substantially all of the assets of Short-Intermediate-CA to be acquired by Evergreen Short-Intermediate Municipal Fund ("Evergreen Short-Intermediate") in exchange for shares of Evergreen Short-Intermediate and the assumption by Evergreen Short-Intermediate of certain identified liabilities of Short-Intermediate-CA (hereinafter referred to as the "Reorganization"). Following the Reorganization, shares of Evergreen Short-Intermediate will be distributed to shareholders of Short- Intermediate-CA in liquidation of Short-Intermediate-CA and Short-Intermediate-CA will be terminated. Holders of shares of Short-Intermediate-CA will receive shares of the class of Evergreen Short-Intermediate (the "Corresponding Shares") having the same letter designation and the same distribution-related fees, shareholder servicing-related fees and contingent deferred sales charges ("CDSCs"), if any, as the shares of the class of Short-Intermediate-CA held by them prior to the Reorganization. As a result of the proposed Reorganization, shareholders of Short-Intermediate-CA will receive that number of full and fractional Corresponding Shares of Evergreen Short-Intermediate having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Short-Intermediate-CA. The Reorganization is being structured as a tax-free reorganization for federal income tax purposes.

     Evergreen Short-Intermediate is a separate series of Evergreen Municipal Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective of Evergreen Short-Intermediate is to achieve as high a level of current income, exempt from Federal income tax other than the AMT, as is consistent with preserving capital and providing liquidity. Such investment objective is substantially similar to that of Short-Intermediate-CA.

      This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Evergreen Short-Intermediate that shareholders of Short-Intermediate- CA should know before voting on the Reorganization. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated May [ __ ], 1997, relating to this Prospectus/Proxy Statement and the Reorganization, incorporating by reference the financial statements of Evergreen Short-Intermediate dated August 31, 1996 and the financial statements of Short-Intermediate-CA dated August 31, 1996, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Short-Intermediate at 2500 Westchester Avenue, Purchase, New York 10577 or by calling toll-free 1-800-XXX-XXXX.

      The Prospectuses of Evergreen Short-Intermediate and of Short-Intermediate-CA dated October 31, 1996 and the Annual Reports of both funds for the fiscal year ended August 31, 1996 are incorporated herein by reference in their entirety, insofar as they relate to Evergreen Short-Intermediate and Short-Intermediate-CA only, and not to any other fund described therein. The two Prospectuses, which pertain (i) to Class Y shares and
(ii) to Class A, Class B and Class C shares, differ only insofar as they describe the separate distribution and shareholder servicing arrangements applicable to the classes. Shareholders of Short-Intermediate-CA will receive, with this Prospectus/Proxy Statement, copies of the Prospectus pertaining to the class of shares of Evergreen Short-Intermediate that they will receive as a result of the consummation of the Reorganization. This Prospectus also includes the prospectus for Short-Intermediate-CA. Additional information about Evergreen Short-Intermediate is contained in its Statement of Additional Information of the same date which has been filed with the SEC and which is available upon request and without charge by writing or calling to Evergreen Short-Intermediate at the address or telephone number listed in the preceding paragraph. The Statement of Additional Information also includes information relating to Short-Intermediate-CA.

      Included as Exhibit A of this Prospectus/Proxy Statement is a copy of the Plan.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF FIRST UNION CORPORATION ("FIRST UNION") OR ANY OF ITS SUBSIDIARIES, ARE NOT ENDORSED OR GUARANTEED BY FIRST UNION OR ANY OF ITS SUBSIDIARIES, AND ARE NOT INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

      18995
                                                            2

                                TABLE OF CONTENTS

                                                                          Page

COMPARISON OF FEES AND EXPENSES..............................................5

SUMMARY  ....................................................................8
         Proposed Plan of Reorganization.....................................8

                  Tax Consequences...........................................9
         Investment Objectives and Policies of Evergreen
                  Short-Intermediate and Short-Intermediate-CA ..............9
         Comparative Performance Information of Each Fund....................9
         Management of the Funds............................................10
         Investment Adviser and Sub-adviser.................................10
         Portfolio Management...............................................12
         Distribution of Shares.............................................12
         Purchase and Redemption Procedures.................................14
         Exchange Privileges................................................15
         Dividend Policy....................................................15

RISKS    ...................................................................15
         Reasons for the Reorganization.....................................15
         Agreement and Plan of Reorganization...............................17
         Federal Income Tax Consequences....................................18
         Pro-forma Capitalization...........................................19
         Shareholder Information............................................20

COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS ............................23
         Form of Organization...............................................23
         Capitalization.....................................................23
         Shareholder Liability..............................................23
         Shareholder Meetings and Voting Rights.............................24
         Liquidation or Dissolution.........................................24
         Liability and Indemnification of Trustees..........................24
         Rights of Inspection...............................................25

ADDITIONAL INFORMATION......................................................25

VOTING INFORMATION CONCERNING THE MEETING ..................................25

FINANCIAL STATEMENTS AND EXPERTS............................................27

LEGAL MATTERS...............................................................28

OTHER BUSINESS..............................................................28


      18995
                                                            3

                       COMPARISON OF FEES AND EXPENSES

      The amounts for Class Y, Class A, Class B, and Class C shares of Evergreen Short-Intermediate set forth in the following tables and examples are based on the expenses for the fiscal year ended August 31, 1996. The amounts for Class Y, Class A, Class B, and Class C shares of Short-Intermediate-CA set forth in the following tables and in the examples are estimates based on Short-Intermediate-CA's fiscal year ending August 31, 1997. All amounts are adjusted for voluntary expense waivers. The amounts for Evergreen Short-Intermediate pro forma are based on the combined expenses expected for the twelve months ending ending August 31, 1997.

      The following tables show for Evergreen Short-Intermediate and Short-Intermediate-CA the shareholder transaction expenses and annual fund operating expenses associated with an investment in the Class Y, Class A, Class B, and Class C shares of each Fund.

             Comparison of Class A, And Class B Shares of Evergreen Short-Intermediate With Corresponding Shares of Short-Intermediate-CA



                                                 Evergreen Short-Intermediate

Shareholder Transaction Expenses                   Class Y  Class A  Class B
                                                   -------  -------  -------
Maximum Sales Load Imposed on                      None     3.25%    None
Purchases (as a percentage of offering
price)
Maximum Sales Load Imposed on                      None     None     None
Reinvested Dividends (as a percentage
of offering price)
Contingent Deferred Sales Charge (as a             None     None     5.00% in
percentage of original purchase price                                the first
year and or redemption proceeds,                                     year, de-
whichever is lower)                                                  clining to
                                                                     1.00% in
                                                                     the sixth
                                                                     year and
                                                                     0.00%
                                                                     thereafter

Exchange Fee                                       None     None     None
Annual Fund Operating Expenses (as a
percentage of average daily net assets)
   Advisory Fees                                   0.50%    0.50%    0.50%
   12b-1 Fees                                      None     0.10%(1) 1.00%(1)
   Other Expenses (2)                              0.23%    0.23%    0.23%
Annual Fund Operating Expenses                     0.73%    0.83%    1.73%


                                                  Short-Intermediate-CA

Shareholder Transaction Expenses                  Class Y  Class A  Class B
                                                  -------  -------  -------
Maximum Sales Load Imposed on                     None     3.25%    None
Purchases (as a percentage of offering
price)
Maximum Sales Load Imposed on                     None     None     None
Reinvested Dividends (as a percentage
of offering price)
Contingent Deferred Sales Charge (as a            None     None     5.00% in the
percentage of original purchase price                               first year,
year and or redemption proceeds,                                    declining to
whichever is lower)                                                 1.00% in the
                                                                    sixth year
                                                                    and 0.00%
                                                                    thereafter


Exchange Fee                                      None     None     None
Annual Fund Operating Expenses (as a
percentage of average daily net assets)
   Advisory Fees                                  0.55%    0.55%    0.55%
   12b-1 Fees                                     None     0.25%    1.00%
   Other Expenses (2)                             0.34%    0.34%    0.34%
Annual Fund Operating Expenses                    0.89%    0.99%     xxx%




                                        Evergreen Short-Intermediate Pro Forma


Shareholder Transaction Expenses                 Class Y  Class A  Class B
                                                 -------  -------  -------
Maximum Sales Load Imposed on                    None     3.25%    None
Purchases (as a percentage of offering
price)
Maximum Sales Load Imposed on                    None     None     None
Reinvested Dividends (as a percentage
of offering price)
Contingent Deferred Sales Charge (as a           None     None     5.00% in
percentage of original purchase price                              the first
year and or redemption proceeds,                                   year, de-
whichever is lower)                                                clining to
                                                                   1.00% in
                                                                   the sixth
                                                                   year and
                                                                   0.00%
                                                                   thereafter

Exchange Fee                                     None     None     None
Annual Fund Operating Expenses (as a
percentage of average daily net assets)
   Advisory Fees                                 0.50%    0.50%    0.50%
   12b-1 Fees                                    None     0.25%(1) 1.00%(1)
   Other Expenses (2)                            0.20%    0.20%    0.20%
Annual Fund Operating Expenses                   0.70%    0.80%    1.70%



----------------

     (1) Class A Shares can pay up to .75 of 1% of average net assets as a 12b-1 Fee. For the foreseeable future, the Class A 12b-1 Fees will be limited to .25 of 1% of average net assets. For Class B Shares of Evergreen Short-Intermediate, a portion of the 12b-1 Fees equivalent to .25 of 1% of average net assets will be shareholder servicing-related. Distribution-related 12b-1 Fees will be limited to .75 of 1% of average net assets as permitted under the rules of the National Association of Securities Dealers, Inc.

      (2) Reflects agreements by Evergreen Asset Management Corp. to voluntarily reimburse Evergreen Short-Intermediate and Short-Intermediate-CA, respectively, for certain class specific expenses. Each Fund's investment adviser may cease or modify these waivers and reimbursements at any time. Absent such agreements, the operating expenses for the year ended August 31, 1996 and the estimated operating expenses for Short-Intermediate-CA year ending August 31, 1996, are as follows:


                                 Class Y  Class A  Class B  Class C
                                 -------  -------  -------  -------
Evergreen Short-Intermediate     0.90%     1.11%     2.09%    2.09%
Short-Intermediate-CA            1.09%     1.19%     2.09%    2.09%


      EXAMPLES. The following tables show for each Fund, and for Evergreen Short-Intermediate, assuming consummation of the Reorganization, examples of the cumulative effect of shareholder transaction expenses and annual fund operating expenses indicated above on a $1,000 investment in each class of shares for the periods specified, assuming (i) a 5% annual return, and (ii) redemption at the end of such period, and additionally for Class B and Class C shares, no redemption at the end of each period.


                      Evergreen Short-Intermediate   Short-Intermediate-CA
                     One   Three  Five    Ten       One   Three  Five   Ten
                     Year  Years  Years   Years     Year  Years  Years  Years
Class Y                 $7    $23    $41      $91      $9    $28    $49    $110
Class A                $41    $58    $77     $132     $42    $63    $85    $150
Class B
   Assuming
   redemption
   at end of period    $68    $84   $114     $169     $69    $89   $122    $187
Class B
   Assuming no
   redemption
   at end of period    $18    $54    $94     $168     $19    $59   $102    $187



                 Evergreen Short-Intermediate - Pro Forma
                       One   Three  Five    Ten
                       Year  Years  Years   Years
Class Y                  $7     $22    $39     $87
Class A                  $40    $57    $75     $128
Class B
   Assuming
   redemption
   at end of period      $67    $84    $112    $166
Class B
   Assuming no
   redemption
   at end of period      $17    $54     $97    $166


      The purpose of the foregoing examples is to assist a Short-Intermediate-CA shareholder in understanding the various costs and expenses that an investor in Evergreen Short-Intermediate as a result of the Reorganization would bear directly and indirectly, as compared with the various direct and indirect expenses currently borne by a shareholder in Short-Intermediate-CA. These examples should not be considered a representation of past or future expenses or annual return. Actual expenses may be greater or less than those shown.


                                     SUMMARY

      This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, and, to the extent not inconsistent with such additional information, the Prospectuses of Evergreen Short-Intermediate and Short-Intermediate-CA dated October 31, 1996 (which are incorporated herein by reference) and the Plan, a form of which is attached to this Prospectus/Proxy Statement as Exhibit A.

Proposed Plan of Reorganization

      The Plan provides for the transfer of substantially all of the assets of Short-Intermediate-CA in exchange for shares of Evergreen Short-Intermediate and the assumption by Evergreen Short- Intermediate of certain identified liabilities of Short-Intermediate-CA. (Short-Intermediate-CA and Evergreen Short-Intermediate each may also be referred to in this Prospectus/Proxy Statement as a "Fund" and together, as the "Funds"). The Plan also calls for the distribution of shares of Evergreen Short-Intermediate to Short-Intermediate-CA shareholders in liquidation of Short-Intermediate-CA as part of the Reorganization. As a result of the Reorganization, the shareholders of Short-Intermediate- CA will become the owners of that number of full and fractional Corresponding Shares of Evergreen Short-Intermediate having an aggregate net asset value equal to the aggregate net asset value of the shareholder's shares of Short-Intermediate-CA as of the close of business immediately prior to the date that Short-Intermediate-CA's assets are exchanged for shares of Evergreen Short-Intermediate. See "Information About the Reorganization."

      The Trustees of Short-Intermediate-CA, including the Trustees who are not "interested persons," as such term is defined in the 1940 Act (the "Independent Trustees"), have concluded that the Reorganization would be in the best interests of shareholders of Short-Intermediate-CA and that the interests of the shareholders of Short-Intermediate-CA will not be economically diluted as a result of the transactions contemplated by the Reorganization. Accordingly, the Trustees have submitted the Plan for the approval of Short-Intermediate-CA's shareholders.

            THE BOARD OF TRUSTEES OF SHORT-INTERMEDIATE-CA RECOMMENDS
          APPROVAL BY SHAREHOLDERS OF SHORT-INTERMEDIATE-CA OF THE PLAN
                          EFFECTING THE REORGANIZATION.

     The Trustees of Evergreen  Short-Intermediate  have also approved the Plan,
and   accordingly,   Evergreen   Short-Intermediate's   participation   in   the
Reorganization.

     Approval of the Reorganization on the part of Short-Intermediate-CA will require the affirmative vote of a majority of the shares present and entitled to vote, with all classes voting together as a single class. See "Voting Information Concerning the Meeting."

     The Reorganization is scheduled to take place on or about July 30, 1997.

      If the shareholders of Short-Intermediate-CA do not vote to approve the Reorganization, the Trustees of Short-Intermediate-CA will consider other possible courses of action in the best interests of shareholders.

Tax Consequences

      Prior to or at the completion of the Reorganization, Short-Intermediate-CA will have received an opinion of counsel that the Reorganization has been structured so that no gain or loss will be recognized by Short-Intermediate-CA or its shareholders for federal income tax purposes as a result of the receipt of shares of Evergreen Short-Intermediate in the Reorganization. The holding period and aggregate tax basis of shares of Evergreen Short-Intermediate that are received by Short-Intermediate-CA shareholders will be the same as the holding period and aggregate tax basis of shares of Short- Intermediate-CA previously held by such shareholders, provided that shares of Short-Intermediate-CA are held as capital assets. In addition, the holding period and tax basis of the assets of Short- Intermediate-CA in the hands of Evergreen Short-Intermediate as a result of the Reorganization will be the same as in the hands of Short-Intermediate-CA immediately prior to the Reorganization and no gain or loss will be recognized by Evergreen Short-Intermediate upon the receipt of the assets of Short- Intermediate-CA in exchange for shares of Evergreen Short-Intermediate and the assumption by Evergreen Short-Intermediate of certain identified liabilities.

      Investment Objectives and Policies of The Funds

      The investment objective of Evergreen Short-Intermediate is to achieve as high a level of current income, exempt from Federal income tax other than the AMT, as is consistent with preserving capital and providing liquidity. Under normal circumstances, it is anticipated that Evergreen Short- Intermediate will invest its assets so that at least 80% of its annual interest income is exempt from Federal income tax other than the AMT. Evergreen Short-Intermediate will seek to achieve its objective by investing substantially all of its assets in a diversified portfolio of short and intermediate- term debt obligations issued by states, territories and possessions of the United States and by the District of Columbia, and their political subdivisions and duly constituted authorities, the interest from which is exempt from Federal income tax other than the AMT. The securities in which Evergreen Short-Intermediate invests are generally known as Municipal Securities.

         The investment objective and policies of Short-Intermediate-CA are substantially similar, except that the Municipal Securities in which it invests are limited to those issued by the State of California, its political subdivisions and duly constituted authorities, the interest from which is exempt from Federal and California income taxes.

Comparative Performance Information For Each Fund

      Discussions of the manner of calculation of total return are contained in the respective Prospectuses and Statements of Additional Information of the Funds. The total return of Evergreen Short- Intermediate for the one and five year periods ended March 31, 1997 and for both Funds for the periods from inception through March 31, 1997 are set forth in the table below. The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment date and the deduction of all recurring expenses (including sales charges) that were charged to shareholders' accounts.


                          Average Annualized Compounded Total Return (1)

                                   1 Year      5 Years     To
                                   Ended       Ended       March 31,  Inception
                                   March 31,   March 31,   1997       Date
                                   1997        1997        From
                                                           Inception


Evergreen Short-Intermediate
   Class A shares
   Class B shares
   Class C shares
   Class Y shares
Short-Intermediate-CA (2)
   Class A shares
   Class B shares
   Class C shares
   Class Y shares

----------------


      (1) Reflects waiver of advisory fees and reimbursements and/or waivers of expenses. Without such reimbursements and/or waivers, the average annual total return during the period would have been lower.

      (2)  Not annualized.

      Important information about Evergreen Short-Intermediate is also contained in Management's Discussion of Evergreen Short-Intermediate's Performance, attached hereto as Exhibit B. This information also appears in Evergreen Short-Intermediate's most recent Annual Report.

Management of the Funds

      The   overall   management   of   Evergreen   Short-Intermediate   and  of
Short-Intermediate-CA is the responsibility of, and is supervised by, their respective Board of Trustees.

Investment Adviser and Sub-adviser

     Evergreen Asset Management Corp. ("Evergreen Asset") serves as investment adviser to Evergreen Short-Intermediate and Short-Intermediate-CA. Evergreen Asset, with its predecessors, has served as investment adviser to Evergreen family of mutual funds since 1971. Evergreen Asset is a wholly-owned subsidiary of First Union National Bank of North Carolina ("FUNB"). FUNB is a subsidiary of First Union, one of the ten largest bank holding companies in the United States. The Capital Management Group of FUNB and Evergreen Asset manage Evergreen family of mutual funds with assets of approximately $[ __ ] billion as of February 28, 1997. For further information regarding Evergreen Asset, FUNB and First Union, see "Management of the Funds -- Investment Advisers" in the Prospectuses of Evergreen Short-Intermediate and Short-Intermediate-CA.

      Evergreen Asset manages investments, provides various administrative services and supervises the daily business affairs of the Funds subject to the authority of the Trustees. Evergreen Asset is entitled to receive from Evergreen Short-Intermediate an annual fee equal to 0.50 of 1.00% of average daily net assets, and from Short-Intermediate-CA an annual fee equal to 0.55 of 1.00% of average daily net assets. From time to time Evergreen Asset may, at its discretion, also reduce or waive its fee or reimburse the Funds for certain of their other expenses in order to reduce its expense ratio. Evergreen Asset may reduce or cease these voluntary waivers and reimbursements at any time.

      Evergreen Asset has entered into a sub-advisory agreement with Lieber & Company which provides that Lieber & Company's research department and staff will furnish Evergreen Asset with information, investment recommendations, advice and assistance, and will be generally available for consultation with respect to the Funds. Lieber & Company will be reimbursed by Evergreen Asset in connection with the rendering of services on the basis of the direct and indirect costs of performing such services. There is no additional charge to the Funds for the services provided by Lieber & Company. The address of both Evergreen Asset and Lieber & Company is 2500 Westchester Avenue, Purchase, New York 10577. Lieber & Company is an indirect, wholly-owned, subsidiary of First Union.

Portfolio Management

     The   portfolio   manager   of  both   Evergreen   Short-Intermediate   and
Short-Intermediate-CA is Stephen Shachat, who is a Vice President of Evergreen Asset. Mr. Shachat has served as each Fund's principal manager since its inception.

Distribution of Shares

      Evergreen Keystone Distributor, Inc. ("EKD"), an affiliate of BISYS Group, Inc., acts as underwriter of both Evergreen Short-Intermediate's and Short-Intermediate-CA's shares. EKD distributes each Fund's shares directly or through broker-dealers, banks (including FUNB), or other financial intermediaries. Evergreen Short-Intermediate offers four classes of shares:
Class A, Class B, Class C and Class Y. Short-Intermediate-CA offers four classes of shares: Class A, Class B, Class C and Class Y. Each class has separate distribution arrangements. (See "Distribution-Related and Shareholder Servicing-Related Expenses" below.) No class bears the distribution expenses relating to the shares of any other class.

     In the proposed Reorganization, shareholders of Short-Intermediate-CA will receive the corresponding class of shares of Evergreen Short-Intermediate which they currently hold in Short-Intermediate-CA. The Class A, Class B, Class C and Class Y shares of Evergreen Short-Intermediate have substantially identical arrangements with respect to the imposition of initial sales charges, CDSCs and distribution and service fees as the comparable class of shares of Short-Intermediate-CA. Because the Reorganization will be effected at net asset value without the imposition of a sales charge, Evergreen Short-Intermediate shares acquired by shareholders of Short-Intermediate-CA pursuant to the proposed Reorganization would not be subject to any initial sales charge or CDSC as a result of the Reorganization. However, holders of Evergreen Short-Intermediate shares acquired as a result of the Reorganization would continue to be subject to a CDSC upon subsequent redemption to the same extent as if they had continued to hold their shares of Short-Intermediate-CA.

      The following is a summary description of charges and fees for each of the different classes of shares. More detailed descriptions of the distribution arrangements applicable to the classes of shares are contained in the respective Evergreen Short-Intermediate Prospectuses and Short-Intermediate-CA Prospectus and in each Fund's respective Statement of Additional Information.

     CLASS Y SHARES. Class A shares are sold at net asset value without any initial sales charge and are not subject to distribution-related fees. Class Y Shares are only available to certain classes of investors as is more fully described in the Prospectus for each Fund.

      CLASS A SHARES. Class A shares are sold at net asset value plus an initial sales charge and, as indicated below, are subject to distribution-related fees.

     CLASS B SHARES. Class B shares are sold without an initial sales charge but are subject to a CDSC, which ranges from 5% to 1%, if shares are redeemed during the first six years after the month of purchase. In addition, Class B shares are subject to distribution-related fees and shareholder servicing-related fees as described below. Class B shares issued in the Reorganization will automatically convert to Class A in accordance with the conversion schedule in effect at the time the Short-Intermediate California shares were originally purchased.

      Class B shares are subject to higher distribution-related fees than the corresponding Class A shares of each Fund on which a front-end sales charge is imposed (until they convert to Class A shares). The higher fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares of the Fund.

      CLASS C SHARES. Class C shares are sold without an initial sales charge but, as indicated below, are subject to distribution and shareholder servicing-related fees. Class C shares are subject to a 1% CDSC if such shares are redeemed during the month of purchase and the 12-month period following the month of purchase. No CDSC is imposed on amounts redeemed thereafter. Class C shares incur higher distribution and/or shareholder service fees than Class A shares but, unlike Class B shares, do not convert to any other class of shares.

     The amount of the CDSCs applicable to redemptions of Class B and Class C shares are charged as a percentage of the lesser of the then current net asset value or original cost. The CDSC is deducted from the amount of the redemption and is paid to the respective Fund's distributor or its predecessor, as the case may be. Shares of each Fund acquired through dividend or distribution reinvestment are not subject to a CDSC. For purposes of determining the schedule of CDSCs, and the time of conversion to Class A shares, applicable to shares of Evergreen Short-Intermediate received by Short-Intermediate-CA shareholders in the Reorganization, Evergreen Short-Intermediate will treat such shares as having been sold on the date the shares of the Short-Intermediate-CA were originally purchased by the Short-Intermediate-CA shareholder. Additional information regarding the Classes of shares of each Fund is included in its respective Prospectus and Statement of Additional Information.

      Distribution-related and Shareholder Servicing-related Expenses. Each Fund has adopted a Rule 12b-1 plan with respect to its Class A shares under which the class may pay for distribution-related expenses at an annual rate which may not exceed .75 of 1% of average daily net assets attributable to the class. Payments with respect to Class A shares of the Funds are currently limited to .25 of 1% of average daily net assets attributable to the class, which amount may be increased to the full plan rate for such Fund by the Trustees without shareholder approval.

      Each Fund has also adopted a Rule 12b-1 plan with respect to its Class B and Class C shares under which the class may pay for distribution-related and shareholder servicing-related expenses at an annual rate which may not exceed 1% of average daily net assets attributable to the Class.

      The Class B and Class C Rule 12b-1 plans provide for the payment in respect of "shareholder services," as that term is defined in the NASD Rule (as defined below), at an annual rate which may not exceed .25 of 1% (making total Rule 12b-1 fees for Class B and Class C shares payable at a maximum annual rate of 1.00%).

      The payment of fees under the respective Rule 12b-1 plans may from time to time be limited to the extent any amounts payable thereunder exceed the limitations contained under Section 26(d) of Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. ("NASD Rule"). The NASD Rule provides that the rate of payments of "asset based sales charges" shall be limited to .75 of 1% of average annual net assets and, to the extent that payments are made in respect of "shareholder services," the rate of such payments shall be limited to .25 of 1% of average annual net assets. In addition, the payment of such fees and the Funds' CDSCs may, from time to time, be limited by certain other provisions of the NASD Rule.

Purchase and Redemption Procedures

      Information concerning applicable sales charges, distribution-related fees and shareholder servicing-related fees are described above. Investments in the Funds are not insured. The minimum initial purchase requirement for each Fund $1,000. There is no minimum for subsequent purchases of shares of either Fund. Each Fund provides for telephone, mail or wire redemption of shares at net asset value as next determined after receipt of a redemption request on each day the
New York Stock Exchange ("NYSE") is open for trading. Additional information concerning purchases and redemptions of shares, including how each Fund's net asset value is determined, is contained in the respective Prospectuses for each Fund. Evergreen Short-Intermediate and Short-Intermediate-CA each may involuntarily redeem shareholders' accounts that have less than $1,000 of invested funds. All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order.

Exchange Privileges

      Each Fund currently has identical exchange privileges. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another fund must amount to at least $1,000. The current exchange privileges, and the requirements and limitations attendant thereto, are described in the Funds' respective Prospectuses and Statements of Additional Information.

Dividend Policy

      Each Fund declares income dividends daily and pays such dividends monthly. Distributions of any net realized gains of a Fund will be made at least annually. Shareholders begin to earn dividends on the first business day after shares are purchased unless shares were not paid for, in which case dividends are not earned until the next business day after payment is received. Dividends and distributions are reinvested in additional shares of the same class of the respective Fund, or paid in cash, as a shareholder has elected. See the respective Prospectuses of the Funds for further information concerning dividends and distributions.

      After the Reorganization, shareholders of Short-Intermediate-CA that have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from Evergreen Short-Intermediate reinvested in shares of Evergreen Short-Intermediate. Shareholders of Short-Intermediate-CA that have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from Evergreen Short-Intermediate in cash after the Reorganization, although they may, after the Reorganization, elect to have such dividends and/or distributions reinvested in additional shares of Evergreen Short-Intermediate.

      Each Fund has qualified and intends to continue to qualify to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). While so qualified, so long as each Fund distributes all of its investment company taxable income and any net realized gains to shareholders, it is expected that a Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

      Since the investment objectives and policies of each Fund are substantially comparable, the risks involved in investing in each Fund's shares are similar. There is no assurance that investment performances will be positive and that the Funds will meet their investment objectives.

                         REASONS FOR THE REORGANIZATION

      At a regular meeting held on March 12, 1997, the Board of Trustees of Short-Intermediate-CA considered and approved the Reorganization as in the best interests of shareholders.

      In approving the Plan, the Trustees reviewed various factors about the Funds and the proposed Reorganization. There are substantial similarities between Evergreen Short-Intermediate and Short-Intermediate-CA. Specifically, Evergreen Short-Intermediate and Short-Intermediate-CA have substantially similar investment objectives and policies, and comparable risk profiles. See "Comparison of Investment Objectives and Policies" below.

     In addition, assuming that an alternative to the Reorganization would be to propose that Short- Intermediate-CA continue its existence, Short-Intermediate-CA would be offered through common distribution channels with the substantially identical Evergreen Short-Intermediate. Short-Intermediate- CA would also have to bear the cost of maintaining its separate existence. Evergreen Asset believes that the prospect of dividing the resources of Evergreen Keystone mutual fund organization between two substantially identical funds could result in Short-Intermediate-CA being disadvantaged due to an inability to achieve optimum size, performance levels and the greatest possible economies of scale. In addition, Evergreen Asset noted that Short-Intermediate-CA had not achieved an asset level that could justify its continuance as a separate fund or enable it to bid for California Municipal Securities on the same basis as larger funds specializing in California Municipal Securities. Accordingly, for the reasons noted above and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, Evergreen Asset believes that the proposed Reorganization would be in the best interest of each Fund and its shareholders.

      The Board of Trustees of Short-Intermediate-CA met and considered the recommendation of Keystone and FUNB, and, in addition, considered among other things, (I) the terms and conditions of the Reorganization; (ii) whether the Reorganization would result in the economic dilution of shareholder interests;
(iii) expense ratios, fees and expenses of Short-Intermediate-CA and Evergreen Short- Intermediate and of similar funds; (iv) the comparative performance records of each of the Funds; (v) compatibility of their investment objectives and policies; (vi) service features available to shareholders in the respective funds; (vii) the investment experience, expertise and resources of Evergreen Asset; (viii) the service and distribution resources available to Evergreen Keystone family of mutual funds and the broad array of investment alternatives available to shareholders of Evergreen Keystone family of mutual funds, including the future marketing plans and resources expected to be used in connection with Evergreen Keystone family of mutual funds; and the personnel and financial resources of First Union and its affiliates; (ix)the fact that FUNB will bear the expenses incurred by Short-Intermediate-CA in connection with the Reorganization; (x) the fact that Evergreen Short-Intermediate will assume certain identified liabilities of Short-Intermediate-CA; and (xi) the expected federal income tax consequences of the Reorganization.

      The Trustees also considered the benefits to be derived by shareholders of Short-Intermediate-CA from the sale of its assets to Evergreen Short-Intermediate. In this regard, the Trustees considered the potential benefits of being associated with a larger entity and the economies of scale that could be realized by the participation by shareholders of Short-Intermediate-CA in the combined fund. In addition, the Trustees considered that there are alternatives available to shareholders of Short- Intermediate-CA, including the ability to redeem their shares, as well as the option to vote against the Reorganization.

      During their consideration of the Reorganization, the Trustees met with counsel to the Independent Trustees regarding the legal issues involved. The Trustees of Evergreen Short-Intermediate also concluded at a regular meeting on March 11, 1997 that the proposed Reorganization would be in the best interests of shareholders of Evergreen Short-Intermediate and that the interests of the shareholders of Evergreen Short-Intermediate will not be diluted as a result of the transactions contemplated by the Reorganization.

            THE TRUSTEES OF SHORT-INTERMEDIATE-CA RECOMMEND THAT THE
           SHAREHOLDERS OF SHORT-INTERMEDIATE-CA APPROVE THE PROPOSED
                                 REORGANIZATION.

Agreement and Plan of Reorganization

      The following summary is qualified in its entirety by reference to the Plan (Exhibit A hereto).

     The Plan provides that Evergreen Short-Intermediate will acquire substantially all of the assets of Short-Intermediate-CA in exchange for shares of Evergreen Short-Intermediate and the assumption by Evergreen Short-Intermediate of certain identified liabilities of Short-Intermediate-CA on or about July 30, 1997 or such other date as may be agreed upon by the parties (the "Closing Date"). Prior to the Closing Date, Short-Intermediate-CA will endeavor to discharge all of its known liabilities and obligations. Evergreen Short-Intermediate will not assume any liabilities or obligations of Short-Intermediate-CA other than those reflected in an unaudited statement of assets and liabilities of Short-Intermediate-CA prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. Eastern Time, on the business day immediately prior to the Closing Date. The number of full and fractional shares of each class of Evergreen Short-Intermediate to be received by the shareholders of Short- Intermediate-CA will be determined by dividing the value of the assets of Short-Intermediate-CA to be acquired by the ratio of the net asset value per share of each respective class of Evergreen Short- Intermediate and each class of Short-Intermediate-CA, computed as of the close of regular trading on the NYSE on the business day immediately prior to the Closing Date. The net asset value per share of each class will be determined by dividing assets, less liabilities, in each case attributable to the respective class, by the total number of outstanding shares.

      State Street Bank and Trust Company, the custodian for both Funds, will compute the value of the Funds' respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the Prospectuses and Statement of Additional Information of Evergreen Short-Intermediate, Rule 22c-1 under the 1940 Act, and with the interpretations of such rule by the SEC's Division of Investment Management.

      At or prior to the Closing Date, Short-Intermediate-CA shall have declared a dividend or dividends and distribution or distributions which, together with all previous dividends and distributions, shall have the effect of distributing to Short-Intermediate-CA's shareholders (in shares of Short-Intermediate-CA, or in cash, as the shareholder has previously elected) all of Short-Intermediate-CA's investment company taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable years ending on or prior to the Closing Date (after reductions for any capital loss carry forward).

      As soon after the Closing Date as conveniently practicable, Short-Intermediate-CA will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional Corresponding Shares of Evergreen Short-Intermediate received by Short-Intermediate- CA. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of Short-Intermediate-CA's shareholders on the share records of Evergreen Short-Intermediate's transfer agent. Each account will represent the respective pro rata number of full and fractional Corresponding Shares of Evergreen Short-Intermediate due to Short-Intermediate-CA's shareholders. All issued and outstanding shares of Short-Intermediate-CA, including those represented by certificates, will be canceled. Evergreen Short-Intermediate does not issue share certificates to shareholders. The shares of Evergreen Short-Intermediate to be issued will have no preemptive or conversion rights. After such distribution and the winding up of its affairs, Short-Intermediate-CA will be terminated.

      The consummation of the Reorganization is subject to the conditions set forth in the Plan, including approval by Short-Intermediate-CA's shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to those matters referred to in "Federal Income Tax Consequences" below. Notwithstanding approval of Short-Intermediate-CA's shareholders, the Plan may be terminated (a) by the mutual agreement of Short-Intermediate-CA and Evergreen Short-Intermediate; or
(b) at or prior to the Closing Date by either party (I) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or
(ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it cannot be met.

      [The expenses of Short-Intermediate-CA in connection with the Reorganization (including the cost of any proxy soliciting agents) and the expenses of Evergreen Short-Intermediate will be borne by each respective Fund.]

      If the Reorganization is not approved by shareholders of Short-Intermediate-CA, the Board of Trustees of Short-Intermediate-CA will consider other possible courses of action in the best interests of shareholders.

Federal Income Tax Consequences

      The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. As a condition to the closing of the Reorganization, Short-Intermediate-CA will receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

      (1)The    transfer    of    substantially    all   of   the    assets   of
Short-Intermediate-CA solely in exchange for shares of Evergreen Short-Intermediate and the assumption by Evergreen Short-Intermediate of certain identified liabilities, followed by the distribution of Evergreen Short-Intermediate's shares by Short- Intermediate-CA in dissolution and liquidation of Short-Intermediate-CA, will constitute a "reorganization" within the meaning of section 368(a)(1)(D) of the Code, and Evergreen Short-Intermediate and Short-Intermediate-CA will each be a "party to a reorganization" within the meaning of section 368(b) of the Code;

      (2) No gain or loss will be recognized by Short-Intermediate-CA on the transfer of substantially all of its assets to Evergreen Short-Intermediate solely in exchange for Evergreen Short-Intermediate's shares and the assumption by Evergreen Short-Intermediate of certain identified liabilities of Short-Intermediate-CA or upon the distribution of Evergreen Short-Intermediate's shares to Short- Intermediate-CA's shareholders in exchange for their shares of Short-Intermediate-CA;

      18995
                                                            16

      (3) The tax basis of the assets transferred will be the same to Evergreen Short-Intermediate as the tax basis of such assets to Short-Intermediate-CA immediately prior to the Reorganization, and the holding period of such assets in the hands of Evergreen Short-Intermediate will include the period during which the assets were held by Short-Intermediate-CA;

      (4) No gain or loss will be recognized by Evergreen Short-Intermediate upon the receipt of the assets from Short-Intermediate-CA solely in exchange for the shares of Evergreen Short-Intermediate and the assumption by Evergreen Short-Intermediate of certain identified liabilities of Short- Intermediate-CA;

      (5) No gain or loss will be recognized by Short-Intermediate-CA's shareholders upon the issuance of the shares of Evergreen Short-Intermediate to them, provided they receive solely such shares (including fractional shares) in exchange for their shares of Short-Intermediate-CA; and

      (6) The aggregate tax basis of the shares of Evergreen Short-Intermediate, including any fractional shares, received by each of the shareholders of Short-Intermediate-CA pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of Short-Intermediate-CA held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of Evergreen Short-Intermediate, including fractional shares, received by each such shareholder will include the period during which the shares of Short-Intermediate-CA exchanged therefor were held by such shareholder (provided that the shares of Short-Intermediate-CA were held as a capital asset on the date of the Reorganization).

      Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, each Short-Intermediate-CA shareholder would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Short-Intermediate-CA shares and the fair market value of Evergreen Short-Intermediate shares he or she received. Shareholders of the Short-Intermediate-CA should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of Short-Intermediate-CA should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Pro-forma Capitalization

     The   following   tables  sets  forth  the   capitalization   of  Evergreen
Short-Intermediate and the Short-Intermediate-CA as of February 28, 1997 and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of
 .9862, .9862, and .9872 Class A, Class B and Class Y shares, respectively, of Evergreen Short- Intermediate issued for each Class A, Class B and Class Y share, respectively, of Short-Intermediate-CA.

               Capitalization of Evergreen Short-Intermediate and
                             Short-Intermediate-CA

                              Short-
                              Evergreen Short-   Intermediate-   Combined After
                              Intermediate       CA              Reorganization
                              -----------------  -------------   --------------
    Net Assets (in 000's)     $66,117             $17,608        $83,725
    Net Asset Value Per
    Share
         Class A               $ 10.18              $ 10.04        $10.18
         Class B               $ 10.18              $ 10.04        $10.18
         Class Y               $ 10.17              $ 10.04        $10.17

    Shares Outstanding
         Class A              2,637,348                 747      2,638,084
         Class B                672,363               4,981        627,276
         Class Y              3,187,763           1,747,810      4,913,448
         All Classes          6,497,473           1,753,537      8,228,803

      The table set forth above should not be relied on to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

Shareholder Information

      As of April 29, 1997 (the "Record Date"), there were the following number of each class of shares of beneficial interest of Short-Intermediate-CA and Evergreen Short-Intermediate outstanding:


Class of Shares  Evergreen Short-     Short-Intermediate-CA
                 Intermediate
---------------  ----------------     ---------------------
   Class A
   Class B
   Class C
   Class Y
   All Classes

      As of the Record Date, the officers and Trustees of Short-Intermediate-CA beneficially owned as a group less than 1% of the outstanding shares of Short-Intermediate-CA. To the Short-Intermediate- CA's knowledge, the following persons owned beneficially or of record more than 5% of Short- Intermediate-CA's total outstanding shares as of the Record Date:

     As of the Record Date, the officers and Trustees of Evergreen Short-Intermediate beneficially owned as a group less than 1% of the outstanding shares of Evergreen Foundation. To Evergreen Short-Intermediate's knowledge, the following persons owned beneficially or of record more than 5% of Evergreen Short-Intermediate's total outstanding shares as of the Record Date:

                                                                   Percentage of
                                      Number           Percentage  Total Shares
 Name and Address                     Class of Shares  of Class    Outstanding

Charles Schwab & Co. Inc.                A
  101 Montgomery Street
  San Francisco, CA 94104-4122

Charles Schwab & Co. Inc.                Y
  101 Montgomery Street
  San Francisco, CA 94104-4122

First Union National Bank/EB             Y
  Reinvest Account
  Attn: Trust Operations Fund Group
  401 S. Tryon Street
  3rd Floor, CMG 1151
  Charlotte, NC 28202-1911

Mac & Co.                                Y
  c/o Lieber & Co.
  A/C 195-6432
  c/o Mellon Bank NA
  Mutual Funds
  P.O.Box 320
  Pittsburgh, PA 15230-0320

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

      The following discussion is based upon and qualified in its entirety by the descriptions of the respective investment objectives, policies and restrictions set forth in the respective Prospectuses and Statements of Additional Information of the Funds. The investment objectives, policies and restrictions of Evergreen Short-Intermediate can be found in the Prospectus of Evergreen Short-Intermediate under the caption "Investment Objectives and Policies." Evergreen Short-Intermediate's Prospectus also offers additional funds advised by Evergreen Asset or CMG. These additional funds are not involved in the Reorganization, their investment objectives, policies and restrictions are not discussed in this Prospectus/Proxy Statement and their shares are not offered hereby. The investment objectives, policies and restrictions of
Short-Intermediate-CA can be found in the Prospectus of Short-Intermediate-CA under the caption "Investment Objective and Policies."

     The investment objective of Evergreen Short Intermediate is to achieve as high a level of current income, exempt from Federal income tax other than the AMT, as is consistent with preserving capital and providing liquidity. Under normal circumstances, it is anticipated that the Fund will invest its assets so that at least 80% of its annual interest income is exempt from Federal income tax other than the AMT. The Fund will seek to achieve its objective by investing substantially all of its assets in a diversified portfolio of short and intermediate-term debt obligations issued by states, territories and possessions of the United States and by the District of Columbia, and their political subdivisions and duly constituted authorities, the interest from which is exempt from Federal income tax other than the AMT. Such securities are generally known as Municipal Securities (See "Municipal Securities" below). As a matter of policy, the Trustees will not change the Fund's investment objective without shareholder approval.

         The investment objective of Short-Intermediate-CA is to achieve as high a level of current income exempt from Federal and California income taxes, as is consistent with preserving capital and providing liquidity. The Fund will seek to achieve its objective by investing at least 80% of the value of its assets in a diversified portfolio of short and intermediate-term debt obligations issued by the State of California, its political subdivisions and duly constituted authorities, the interest from which is exempt from Federal and California income taxes. Such securities are generally known as Municipal Securities (see "Municipal Securities" below).

      MUNICIPAL SECURITIES. Both Evergreen Short-Intermediate and Short-Intermediate-CA invest primarily in "Municipal Securities", which are debt obligations issued to obtain funds for various public purposes that are exempt from Federal income tax in the opinion of issuer's counsel. Both Funds will only invest in Municipal Securities so long as they are determined to be of high or upper medium quality. Municipal Securities meeting this criteria include bonds rated A or higher by S&P, Moody's or another nationally recognized statistical rating organization ("SRO"); notes rated SP-1 or SP-2 by S&P or MIG-1 or MIG-2 by Moody's or rated VMIG-1 or VMIG-2 by Moody's in the case of variable rate demand notes or having comparable ratings from another SRO; and commercial paper rated A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's or having comparable ratings from another SRO. For a description of such ratings see the Statement of Additional Information.

      The principal difference between the Funds is that while Short-Intermediate-CA limits its investments in Municipal Securities to debt obligations issued by the State of California, its political subdivisions and duly constituted authorities, the interest from which is exempt from Federal and California income taxes, Evergreen Short-Intermediate invests in Municipal Securities generally. Accordingly, once the Funds are combined, shareholders that had formerly held shares of Short- Intermediate-CA can no longer expect income exempt from California income taxes

      The characteristics of each investment policy and the associated risks are described in the Prospectus and Statement of Additional Information of each Fund. Both Evergreen Short-Intermediate and Short-Intermediate-CA have other investment policies and restrictions which are also set forth in the Prospectus and Statement of Additional Information of each Fund.

                 COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

Form of Organization

      Short-Intermediate-CA   and  Evergreen   Short-Intermediate  are  open-end
management investment companies registered with the SEC under the 1940 Act, which continuously offer shares to the public. Each is organized as series of the same Massachusetts business trust, namely Evergreen Municipal Trust (the "Trust"), which is governed by a Declaration of Trust, By-Laws and Board of Trustees. The Trust is also governed by applicable Massachusetts and Federal law.

Capitalization

      The beneficial interests in Evergreen Short-Intermediate and Short-Intermediate-CA are represented by an unlimited number of transferable shares of beneficial interest with a $.0001 par value per share. The Declaration of Trust under which each Fund has been established permits the Trustees to allocate shares into an unlimited number of series, and classes thereof, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued. Each Fund's shares have equal voting rights with respect to matters affecting shareholders of all classes of each Fund and represent equal proportionate interests in the assets belonging to the Funds. Shareholders of each Fund are entitled to receive dividends and other amounts as determined by Short-Intermediate-CA's Trustees or Evergreen Investment Trust's Trustees. Shareholders of each Fund vote separately, by class, as to matters, such as approval or amendments of Rule 12b-1 distribution plans that affect only their particular class and by series as to matters, such as approval or amendments of investment advisory agreements or proposed reorganizations, that affect only their particular series.

Shareholder Liability

      Under Massachusetts law, shareholders of a business trust could, under certain circumstances, be held personally liable for the obligations of the business trust. However, the Declaration of Trust under which the Funds were established disclaim shareholder liability for acts or obligations of the series and require that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Funds or the Trustees. The Declaration of Trust provides for indemnification out of the series' property for all losses and expenses of any shareholder held personally liable for the obligations of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the series or the trust itself would be unable to meet its obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

Shareholder Meetings and Voting Rights

      Neither Short-Intermediate-CA nor Evergreen Foundation Trust, on behalf of Evergreen Short- Intermediate or any of its other series, is required to hold annual meetings of shareholders. However, a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holders of at least 10% of the outstanding shares. In addition, each is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. If Trustees of the Trust fail or refuse to call a meeting as required by its By-laws after a request in writing by shareholders holding an aggregate of at least 10% of the shares outstanding, then shareholders holding said 10% may call and give notice of such meeting. Evergreen Investment Trust and Short-Intermediate-CA currently do not intend to hold regular shareholder meetings. Neither permits cumulative voting. A majority of shares entitled to vote on a matter constitutes a quorum for consideration of such matter. In either case, a majority of the shares voting is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

Liquidation or Dissolution

      In the event of the liquidation of a Fund the shareholders are entitled to receive, when, and as declared by the Trustees, the excess of the assets belonging to such Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of the Fund held by them and recorded on the books of the Fund.


Liability and Indemnification of Trustees

      The Declaration of Trust provides that no Trustee or officer shall be liable to each Fund or to any shareholder, Trustee, officer, employee or agent of each Fund for any action or failure to act except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties. The By-laws provide that present and former Trustees or officers are generally entitled to indemnification against liabilities and expenses with respect to claims related to their position with the Fund unless, in the case of any liability to the Fund or its shareholders, it shall have been determined that such Trustee or officer is liable by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties involved in the conduct of his or her office.

Rights of Inspection

      Shareholders of the respective Funds have the same right to inspect in Massachusetts the governing documents, records of meetings of shareholders, shareholder lists, share transfer records, accounts and books of the Fund as are permitted shareholders of a corporation under the Massachusetts corporation law. The purpose of inspection must be for interests of shareholders relative to the affairs of the Fund.

      The foregoing is only a summary of certain characteristics of the operations of the Declarations of Trust, By-Laws and Massachusetts law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such Declaration of Trust, By-Laws, and Massachusetts law directly for more complete information.


                             ADDITIONAL INFORMATION

      Evergreen Short-Intermediate. Information concerning the operation and management of the Evergreen Short-Intermediate is incorporated herein by reference from the Prospectus dated April 1, 1997, a copy of which is enclosed, and Statement of Additional Information dated April 1, 1997. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Short-Intermediate, at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-807-2940.

      Short-Intermediate-CA. Information about the Fund is included in its current Prospectus dated August 16, 1996, as supplemented January 1, 1997, and in the Statement of Additional Information of the same date that have been filed with the SEC, all of which are incorporated herein by reference. A copy of the Prospectus and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

      Evergreen Short-Intermediate and Short-Intermediate-CA are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048.

                    VOTING INFORMATION CONCERNING THE MEETING

     This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of Short-Intermediate-CA to be used at the Special Meeting of Shareholders to be held at 3:00 p.m., July [ ], 1997, at the offices of Keystone Investment Management Company, 200 Berkeley Street, Boston, MA 02116 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders on or about May [ __ ], 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but will have no effect on the outcome of the vote to approve the Plan. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of Short-Intermediate-CA, 2500 Westchester Avenue, Purchase, New York 10577. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

      Approval of the Plan will require the affirmative vote of a majority of the shares present and entitled to vote, with all classes voting together as a single class. Each full share outstanding is entitled to one vote and each fractional share outstanding is entitled to a proportionate share of one vote.

      Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of Evergreen Asset, their affiliates or other representatives of Short-Intermediate-CA (who will not be paid for their solicitation activities). [ ____ ] has been engaged by Short-Intermediate-CA to assist in soliciting proxies, and may contact certain shareholders of Short-Intermediate-CA over the telephone. Shareholders that are contacted by may be asked to cast their vote by telephonic proxy. Such proxies will be recorded in accordance with the procedures set forth below. Short-Intermediate-CA believes these procedures are reasonably designed to ensure that the identity of the shareholder casting the vote is accurately determined and that the voting instructions of the shareholder are accurately reflected. Evergreen Short-Intermediate has received an opinion of Sullivan & Worcester LLP that addresses the validity, under the applicable law of the Commonwealth of Massachusetts, of a proxy given orally. The opinion given by concludes that a
Massachusetts court would find that there is no Massachusetts law or Massachusetts public policy against the acceptance of proxies signed by an orally-authorized agent.

     In all cases where a telephonic proxy is solicited, the representative will ask you for your full name, address, social security or employer identification number, title (if you are authorized to act on behalf of an entity, such as a corporation), and number of shares owned. If the information solicited agrees with the information provided to [Name of Solicitor] by the transfer agent to Short-Intermediate-CA, then the representative will explain the process, read the proposals listed on the proxy card and ask for your instructions on each proposal. The representative, although he or she will answer questions about the process, will not recommend to the shareholder how he or she should vote, other than to read any recommendations set forth in the proxy statement. Within 72 hours, [ _____________ ] will send you a letter or mailgram to confirm your vote and asking you to call immediately if your instructions are not correctly reflected in the confirmation.

     If you wish to participate in the Meeting, but do not wish to give your proxy by telephone, you may still submit the proxy card included with this Prospectus/Proxy Statement or attend in person. Any proxy given by you, whether in writing or by telephone, is revocable.

      In the event that sufficient votes to approve the Reorganization are not received by July 10, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

      A shareholder who objects to the proposed Reorganization will not be entitled under either Massachusetts law or the Declaration of Trust of Short-Intermediate-CA to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Reorganization as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Reorganization is consummated, shareholders will be free to redeem the shares of Evergreen Short-Intermediate which they receive in the transaction at their then-current net asset value. Shares of Short-Intermediate-CA may be redeemed at any time prior to the consummation of the Reorganization. Short-Intermediate-CA shareholders may wish to consult their tax advisers as to any differing consequences of redeeming Short-Intermediate-CA shares prior to the Reorganization or exchanging such shares in the Reorganization.

      Short-Intermediate-CA does not hold annual shareholder meetings. If the Reorganization is not approved, shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of Short-Intermediate-CA at the address set forth on the cover of this Prospectus/Proxy Statement such that they will be received by Short-Intermediate-CA in a reasonable period of time prior to any such meeting.

      The votes of the shareholders of Evergreen Short-Intermediate are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the Reorganization.

      NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise Short-Intermediate-CA whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement needed to supply copies to the beneficial owners of the respective shares.

                        FINANCIAL STATEMENTS AND EXPERTS

     The financial statements of Short-Intermediate-CA as of August 31, 1996 and the financial highlights have been incorporated by reference into this
Prospectus/Proxy Statement and have been audited by Price Waterhouse LLP, independent public accountants, as indicated in their report with respect thereto, and included herein in reliance upon the authority of said firm as experts in giving said report.

      The audited financial statements of Evergreen Short-Intermediate as of August 31, 1996 and the financial highlights for the periods indicated therein have been incorporated by reference into this Prospectus/Proxy Statement in reliance on the report of Price Waterhouse LLP, independent auditors for Evergreen Short-Intermediate, given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

      Certain legal matters concerning the issuance of shares of Evergreen Short-Intermediate will be passed upon by Sullivan & Worcester LLP, Washington, D.C.

                                 OTHER BUSINESS

      The Trustees of Short-Intermediate-CA do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

      THE BOARD OF TRUSTEES OF SHORT-INTERMEDIATE-CA, INCLUDING THE INDEPENDENT TRUSTEES, RECOMMENDS APPROVAL OF THE PLAN AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.


      May [ __ ] , 1997

                                                                    EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION


THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this day of , 1997, by and between the Evergreen Short-Intermediate Municipal Fund series (the "Acquiring Fund") of the Evergreen Municipal Trust (the "Trust"), a Massachusetts business trust, with its principal place of business at 2500
Westchester Avenue, Purchase, New York 10577, on the one hand, Evergreen Short-Intermediate Municipal Fund series of the Trust (the "Selling Fund") on the other.

This Agreement is intended to be, and is adopted as a plan of reorganization and liquidation within the meaning of Section 368 (a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class Y, Class A, Class B and Class C shares of beneficial interest, $.0001 par value per share, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund; (iii) and the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

WHEREAS, the Selling Fund and the Acquiring Fund are each separate investment series of an open-end, registered investment company of the management type, respectively, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain stated liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the
Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of the transactions contemplated herein;

WHEREAS, the Trustees of the Trust have determined that the Selling Fund should exchange all of its assets and certain stated liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:


                                    ARTICLE I

             TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses. The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. [The acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalfof the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund.]

In addition Acquiring Fund hereby agrees that, upon completion of the Reorganization, the calculation of the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, which limits the aggregate of all front-end, deferred and asset-based sales charges imposed with respect to a class of shares by a mutual fund that also charges a service fee to 6.25% of cumulative gross sales of shares of all classes of the fund, plus interest on the unpaid amount at the prime rate plus 1% per annum ("Aggregate NASD Cap"), the Acquiring Fund will add to its existing Aggregate NASD Cap the Aggregate NASD Cap of the Selling Fund existing immediately prior to the Reorganization.

1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be cancelled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

1.8 TERMINATION. The Selling Fund shall be terminated promptly following the Closing Date and the making of all distributions pursuant to paragraph 1.4.


                                   ARTICLE II

                                   VALUATION

2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.


                                   ARTICLE III

                            CLOSING AND CLOSING DATE

3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of Keystone Investment Management Company, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable Federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Selling Fund, or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

(a) The Selling Fund is the sole investment series of a Massachusetts business trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts.

(b) The Selling Fund is a separate investment series of a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

(c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not, result in a violation of any provision of the Selling Fund's
         Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

(e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

(f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

(g) The financial statements of the Selling Fund at December 31, 1996 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

(h) Since December 31, 1996, there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

(i) At the Closing Date, all Federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all Federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

(j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

(k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Massachusetts law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling
         Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

(l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

(m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto.

(o) The proxy statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

(a) The Acquiring Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts.

(b) The Acquiring Fund is a separate investment series of a Massachusetts business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not, result in a violation of the Evergreen Foundation Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

(e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

(f) The financial statements of the Acquiring Fund at August 31, 1996 have been audited by KPMG Peat Marwick LLP, certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Selling Fund) fairly reflect the financial condition of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein.

(g) Since August 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

(h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all Federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

(i) For each fiscal year of its operation the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

(j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund). The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

(k) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

(l) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable (except that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund).

(m) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto.

(n) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund ) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

(o) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.


                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

5. 1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It being understood that such ordinary course of business will include customary dividends and distributions.

5.2 APPROVAL OF SHAREHOLDERS. The Selling Fund II will call a meeting of the Selling Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for Federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be certified by the Selling Fund II's President, its Treasurer, and its independent auditors.

5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.


                                   ARTICLE VI

             CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Acquiring Fund's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

(a) The Acquiring Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

(b) The Acquiring Fund is a separate investment series of a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

(d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable (except that, under Massachusetts law, shareholders of the Acquiring Fund could, under certain circumstances, be held personally liable for obligations of the Acquiring Fund), and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

(e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.


                                   ARTICLE VII

            CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by the President or Vice President and the Treasurer or Assistant Treasurer of the Selling Fund, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Selling Fund

7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

(a) The Selling Fund is the sole investment series of a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

(b) The Selling Fund is the sole investment series of a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

(c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

(d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.


                                  ARTICLE VIII

          FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of the Selling Fund's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

8.3 All required consents of other parties and all other consents, orders, and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such Federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward).

8.6 The parties shall have received a favorable opinion of Sullivan & Worcester LLP, addressed to the Acquiring Fund and the Selling Fund substantially to the effect that for Federal income tax purposes:

(a) The transfer of substantially all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of
         Section 368(b) of the Code.

(b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

(c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

(d) No gain or loss will be recognized by Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

(e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

(f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

8.7 The Acquiring Fund shall have received from Price Waterhouse LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that

(a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Selling Fund responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

(c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

(d) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma financial statements that are included in the Registration Statement and Prospectus and Proxy Statement were prepared based on the valuation of the Selling Fund's assets in accordance with the Evergreen Foundation Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information pursuant to procedures customarily utilized by the Acquiring Fund in valuing its own assets; and

(e) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

     In addition, the Acquiring Fund shall have received from Price Waterhouse LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

8.8 The Selling Fund shall have received from Price Waterhouse LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that

(a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

(b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Evergreen Foundation Trust responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

(c) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

(d) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Acquiring Fund or to written estimates by each Fund's management and were found to be mathematically correct.

8.9 The Acquiring Fund and the Selling Fund shall also have received from Price Waterhouse LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the Federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of substantially all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.


                                   ARTICLE IX

                                    EXPENSES

9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank of North Carolina. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation cost of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own Federal and state registration fees.


                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.


                                   ARTICLE XI

                                   TERMINATION

11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because

(a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

(b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Trust, the Trustees or officers, to the other party or its Trustees or officers.


                                   ARTICLE XII

                                   AMENDMENTS

     This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph
5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.


                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

13.3 This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     13.5 It is expressly agreed that the obligations of the Selling Fund and the Acquiring Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Trust personally, but bind only the trust property of the Selling Fund and the Acquiring Fund, as provided in the Declaration of Trust of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust on behalf of the Selling Fund and the Acquiring Fund and signed by authorized officers of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund and the Acquiring Fund as provided in the respective Declaration of Trust.

       IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.




                                   EVERGREEN MUNICIPAL TRUST
                                   ON BEHALF OF EVERGREEN SHORT-
                                   INTERMEDIATE MUNICIPAL FUND

                                   By:

                                   Name:

                                   Title:




                                   EVERGREEN MUNICIPAL TRUST
                                   ON BEHALF OF EVERGREEN SHORT-
                                   INTERMEDIATE MUNICIPAL FUND-CALIFORNIA

                                   By:

                                   Name:

                                   Title:

*******************************************************************************

                                                                 EXHIBIT B



     Set forth below are the Financial Highlights for each Class of Shares offered by Evergreen Short-Intermediate Municipal Fund, as well as the Management Discussion and Analysis of the results of the Fund for the period ended August 31, 1996.

                  EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND
                              FINANCIAL HIGHLIGHTS
(Evening sunset photo)        CLASS A AND B SHARES

                                                                                           CLASS A SHARES          CLASS B
                                                                                                    JANUARY 5,      SHARES
                                                                                         YEAR         1995*          YEAR
                                                                                        ENDED        THROUGH        ENDED
                                                                                      AUGUST 31,    AUGUST 31,    AUGUST 31,
                                                                                         1996          1995          1996
PER SHARE DATA:
Net asset value, beginning of period...............................................     $10.17         $9.97        $10.17
Income from investment operations:
  Net investment income............................................................        .43           .30           .34
  Net realized and unrealized gain (loss) on investments...........................       (.09)          .20          (.09)
    Total from investment operations...............................................        .34           .50           .25
Less distributions to shareholders from net investment income......................       (.43)         (.30)         (.34)
  Net asset value, end of period...................................................     $10.08        $10.17        $10.08
TOTAL RETURN+......................................................................       3.4%          5.1%          2.4%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........................................    $27,722        $6,820        $7,413
Ratios to average net assets:
  Expenses**.......................................................................       .80%          .70%++       1.67%
  Net investment income**..........................................................      4.05%         4.32%++       3.28%
Portfolio turnover rate............................................................        29%           80%           29%

                                                                                     JANUARY 5,
                                                                                       1995*
                                                                                      THROUGH
                                                                                     AUGUST 31,
                                                                                        1995
PER SHARE DATA:
Net asset value, beginning of period...............................................     $9.97
Income from investment operations:
  Net investment income............................................................       .24
  Net realized and unrealized gain (loss) on investments...........................       .20
    Total from investment operations...............................................       .44
Less distributions to shareholders from net investment income......................      (.24)
  Net asset value, end of period...................................................    $10.17
TOTAL RETURN+......................................................................      4.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........................................    $6,050
Ratios to average net assets:
  Expenses**.......................................................................     1.58%++
  Net investment income**..........................................................     3.50%++
Portfolio turnover rate............................................................       80%

*  Commencement of class operations.
+ Total return is calculated for the periods indicated and is not annualized. Initial sales charge or contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                           CLASS A SHARES          CLASS B
                                                                                                    JANUARY 5,      SHARES
                                                                                         YEAR         1995*          YEAR
                                                                                        ENDED        THROUGH        ENDED
                                                                                      AUGUST 31,    AUGUST 31,    AUGUST 31,
                                                                                         1996          1995          1996
Expenses...........................................................................      1.11%         1.14%         2.07%
Net investment income..............................................................      3.74%         3.88%         2.88%

                                                                                     JANUARY 5,
                                                                                       1995*
                                                                                      THROUGH
                                                                                     AUGUST 31,
                                                                                        1995
Expenses...........................................................................     2.26%
Net investment income..............................................................     2.82%

See accompanying notes to financial statements.
                                                                              23

                  EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Evening sunset photo)            CLASS Y SHARES

                                                                                             YEAR ENDED AUGUST 31,
                                                                                     1996       1995       1994       1993
PER SHARE DATA:
Net asset value, beginning of period.............................................    $10.17     $10.21     $10.58     $10.33
Income from investment operations:
  Net investment income..........................................................       .43        .46        .47        .49
  Net realized and unrealized gain (loss) on investments.........................      (.10)      (.04)      (.32)       .25
    Total from investment operations.............................................       .33        .42        .15        .74
Less distributions to shareholders:
  From net investment income.....................................................      (.43)      (.46)      (.47)      (.49)
  From net realized gains on investments.........................................        --         --       (.03)        --
  In excess of net realized gain on investment...................................        --         --       (.02)        --
    Total distributions..........................................................      (.43)      (.46)      (.52)      (.49)
  Net asset value, end of period.................................................    $10.07     $10.17     $10.21     $10.58
TOTAL RETURN+....................................................................      3.3%       4.2%       1.4%       7.4%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)........................................   $34,893    $40,581    $53,417    $66,607
Ratios to average net assets:
  Expenses**.....................................................................      .70%       .74%       .58%       .40%
  Net investment income**........................................................     4.27%      4.52%      4.54%      4.73%
Portfolio turnover rate..........................................................       29%        80%        32%        37%

                                                                                   1992||
PER SHARE DATA:
Net asset value, beginning of period.............................................   $10.00
Income from investment operations:
  Net investment income..........................................................      .51
  Net realized and unrealized gain (loss) on investments.........................      .33
    Total from investment operations.............................................      .84
Less distributions to shareholders:
  From net investment income.....................................................     (.51)
  From net realized gains on investments.........................................       --
  In excess of net realized gain on investment...................................       --
    Total distributions..........................................................     (.51)
  Net asset value, end of period.................................................   $10.33
TOTAL RETURN+....................................................................     8.6%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)........................................  $54,470
Ratios to average net assets:
  Expenses**.....................................................................     .17%
  Net investment income**........................................................    4.85%
Portfolio turnover rate..........................................................      57%

|| On November 18, 1991, the Fund was changed to a diversified municipal bond fund with a fluctuating net asset value per share from a non-diversified money market fund with a stable net asset value per share. The shares outstanding at August 31, 1991 and the related per share data are restated to reflect both for a 1 for 2 reverse share split on October 30, 1991 and a 1 for 5 reverse share split on August 19, 1992. Total return calculated after November 18, 1991 reflects the fluctuation in net asset value per share.
+ Total return is calculated for the periods indicated and is not annualized. ** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                                 CLASS Y SHARES
                                                                                             YEAR ENDED AUGUST 31,
                                                                                     1996       1995       1994       1993
Expenses.........................................................................      .90%       .86%       .83%       .81%
Net investment income............................................................     4.07%      4.40%      4.29%      4.32%

                                                                                    1992
Expenses.........................................................................     .86%
Net investment income............................................................    4.16%

See accompanying notes to financial statements.
24


     *    *    *    *    *    *    *    *    *    *    *    *    *    *    *

                  EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND
(Evening sunset photo)
A REPORT FROM YOUR
PORTFOLIO MANAGER
STEVEN C. SHACHAT

  The markets both elated and frustrated investors during the
last six months of the Fund's fiscal year. At the start of 1996,    (Photo of
bond prices drifted lower in reaction to mixed economic signals,    Steven C.
despite the fact that the U.S. economy seemed to be following a      Shachat)
slow growth pattern; one generally beneficial for bonds.
Beginning in March, statistics indicating strong job growth and consumers' continued willingness to spend to their debt limits and beyond, propelled the bond market to a state of heightened alert for a resurgence of inflation and a new round of interest rate increases by the Federal Reserve. Throughout the last half of the Fund's fiscal year, however, inflation remained restrained and the Fed chose not to raise or lower interest rates.

  As a consequence of this uncertainty over the economy's direction, yields for both municipal and treasury bonds rose, and prices declined. Long-term government bond yields have gyrated wildly in response to the shifting tone of incoming statistics but, in the end, they've remained in a fairly narrow 6 3/4% to 7 1/4% range. Municipals, aided by a declining supply of tax-free bonds and steady demand from retail buyers, outperformed treasuries.

  During the first half of our fiscal year, we had emphasized both ends of the Fund's limited maturity range. The shortest maturities were emphasized for lower share price volatility and longer maturities for higher yields and capital appreciation potential. We pursued this strategy because we believed that tax-free bonds with maturities in the five- to ten-year range offered the most attractive after-tax yields and total return potential of any bonds in which the Fund is permitted to invest. As market perceptions turned more tentative, emphasis was shifted to those issues bearing lesser qualities of principal volatility. At times, higher levels of cash reserves were established in order to further buffer the portfolio from the consequences of a rising interest rate environment. Throughout the second half of the Fund's fiscal year, investment decisions tended to focus on those issues bearing higher degrees of creditworthiness and strong characteristics of protection from redemption prior to maturity. These more defensive measures caused the Fund's total return to lag over this period.

  Overall, we continue to purchase premium bonds as they can offer us better liquidity, more upside potential, and less volatility than similar securities, such as discount bonds. In addition, diversification remains an important strategy for the Fund, allowing us to spread risk over a number of sectors and geographic areas. Lastly, the Fund's overall credit quality remains high, with over 75% of the bonds in its portfolio rated AAA and AA at fiscal year-end.

  The economy is at a crossroads where growth is concerned. Going forward, we anticipate continued market volatility until the future of economic growth is made more clear. We shall continue to search for attractive value by weighing the maturity characteristics, credit quality, and income potential of each bond we consider for purchase.

  At its fiscal year-end on August 31, 1996, Evergreen Short-Intermediate Municipal Fund's total net assets were $70 million. The table below illustrates the Fund's yields as of August 31. (For additional performance information, please see page 16.)

                                  CLASS Y SHARES      CLASS A SHARES      CLASS B SHARES
30-Day SEC Yield                       3.81%               3.58%               2.80%
Tax-Equivalent Yield*                  5.95%               5.59%               4.38%

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.
 *TAX-EQUIVALENT YIELD ASSUMES A 36% FEDERAL TAX BRACKET. TAX-EQUIVALENT YIELD WOULD BE LOWER FOR INVESTORS IN LOWER TAX BRACKETS AND HIGHER FOR INVESTORS IN HIGHER TAX BRACKETS. YIELDS FLUCTUATE.

INVESTMENT RETURN AND PRINCIPAL VALUE WILL FLUCTUATE. INVESTORS' SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.
DURING THE PERIOD UNDER REVIEW, THE ADVISER CONTINUED TO VOLUNTARILY WAIVE A PORTION OF ITS ADVISORY FEE. HAD FEE NOT BEEN WAIVED, YIELDS WOULD HAVE BEEN LOWER. FEE WAIVER MAY BE REVISED AT ANY TIME.

INVESTMENT RETURN AND PRINCIPAL VALUE WILL FLUCTUATE. INVESTORS' SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

THE FUND'S INCOME MAY BE SUBJECT TO STATE AND LOCAL TAXES AND THE FEDERAL ALTERNATIVE MINIMUM TAX FOR CERTAIN INVESTORS.

CLASS A SHARES ARE SUBJECT TO A MAXIMUM 3.25% FRONT-END SALES CHARGE AND CLASS B SHARES ARE SUBJECT TO A MAXIMUM 5% CONTINGENT DEFERRED SALES CHARGE.

                  EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND
(Evening sunset photo)
RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND

The graphs below compare a $10,000 investment in the Evergreen
Short-Intermediate Municipal Fund (Class A, Class B and Class Y Shares) with a similar investment in the Lehman Brothers 3 Year Municipal Bond Index ("Index").


CLASS A
ONE YEAR TOTAL RETURN = 0.01%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 2.9%

(Class A chart appears here. Plot points are below.)

1/3/95*     2/28/95     8/31/95    2/29/96     8/31/96

(Customer to fill in plot points)


CLASS B
ONE YEAR TOTAL RETURN = 2.5%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 1.7%

(Class B chart appears here. Plot points are below.)

1/3/95*     2/28/95     8/31/95    2/29/96     8/31/96

(Customer to fill in plot points)


CLASS Y
ONE YEAR TOTAL RETURN = 3.3%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 4.9%

(Class Y chart appears here. Plot points are below.)

11/18/91*     8/31/92    8/31/93   8/31/94  8/31/95     8/31/96

(Customer to fill in plot points)

- - - Evergreen Short-Intermediate Municipal Fund
- - Lehman Brothers 3 Year Municipal Bond Index

*Commencement of class operations.
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.

     For the purposes of the graphs and the accompanying tables, it has been assumed that (a) the maximum sales charge of 3.25% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B Shares, assuming full redemption on August 31, 1996; (c) all recurring fees (including investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The Index is an unmanaged index and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.




*******************************************************************************


                      STATEMENT OF ADDITIONAL INFORMATION

                            Acquisition of Assets of

             EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND-CALIFORNIA
                                   a series of
                            Evergreen Municipal Trust
                             2500 Westchester Avenue
                            Purchase, New York 10577

                        By and in Exchange for Shares of

                   EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND
                                   a series of
                            Evergreen Municipal Trust
                             2500 Westchester Avenue
                            Purchase, New York 10577


     This Statement of Additional Information, relating specifically to the proposed transfer of the assets and liabilities of the Evergreen Short-Intermediate Municipal Fund-California ("Short-Intermediate-California") to Evergreen Short-Intermediate Municipal Fund ("Evergreen Short-Intermediate"), a series of the Evergreen Foundation Trust, in exchange for Class Y, Class A, Class B and Class C Shares of beneficial interest, $.0001 par value per Share, of Evergreen Short-Intermediate, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

     (1)   The   Statement   of   Additional   Information   of  the   Evergreen
Short-Intermediate    Municipal   Fund-California   dated   October   31,   1996
(Incorporated by reference to Post-Effective Amendment No. 23 to The Evergreen Municipal Trust's Registration Statement [File No. 33-23180] filed with the Securities and Exchange Commission on October 31, 1996);

     (2) The Statement of Additional Information of the Evergreen Short-Intermediate Municipal Fund-California dated October 31, 1996 (Incorporated by reference to Post-Effective Amendment No. 23 to The Evergreen Municipal Trust's Registration Statement [File No. 33-23180] filed with the Securities and Exchange Commission on October 31, 1996);

     (3) Annual Report of the Evergreen Short-Intermediate Municipal Fund for the year ended August 31, 1996 (Incorporated by reference to Form N-30D of The Evergreen Municipal Trust [File No. 33-23180] filed with the Securities and Exchange Commission on November 1, 1996); and

     (4) The Annual Report of the Evergreen Short-Intermediate Municipal Fund-California for the year ended August 31, 1996 (Incorporated by reference to Form N-30D of The Evergreen Municipal Trust [File No. 33-23180] filed with the Securities and Exchange Commission on November 1, 1996).

     This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the Proxy Statement/Prospectus of the Evergreen Short-Intermediate Municipal Fund and Evergreen Short-Intermediate Municipal Fund-California dated May ___, 1997. A copy of the Proxy Statement/Prospectus may by obtained without charge by calling or writing to the Evergreen Short-Intermediate Municipal Fund or Evergreen Short-Intermediate Municipal Fund-California at the telephone numbers or addresses set forth above.

     The date of this Statement of Additional Information is May ________, 1997.

     The following pro forma financial information relates to the Evergreen Short-Intermediate Municipal Fund and the Evergreen Short-Intermediate Municipal Fund-California:




EVERGREEN SHORT - INTERMEDIATE MUNICIPAL FUND Pro-Forma Combining Financial Statements (unaudited) Statement of Assets and Liabilities February 28, 1997 (000's omitted)

                                        Short         Short
                                     Intermediate  Intermediate                Pro-Forma
                                      Municipal    Municipal-CA  Adjustments   Combined
                                    -------------------------------------------------------

Assets:
Investments at value (cost $81,611)        $65,293       $17,399                   $82,692
Cash                                             0            28                        28
Receivable for Fund shares sold                 70             9                        79
Interest receivable                          1,011           239                     1,250
Prepaid expenses                                24             5                        29
                                    -------------------------------------------------------
Total Assets                                66,398        17,680            0       84,078

Liabilities:
Payable for Fund shares redeemed               257            14                       271
Distributions payable                           97             3                       100
Accrued expenses                                59            12                        71
                                    -------------------------------------------------------
Total Liabilities                              413            29            0          442

Net Assets                                 $65,985       $17,651            0      $83,636
                                    =======================================================

Net assets are comprised of:
Paid-in capital                            $65,414       $17,677                   $83,091
Accumulated net realized loss                 (308)         (227)                     (535)
Net unrealized appreciation
             of investments                    879           201                     1,080
                                    -------------------------------------------------------
Net Assets                                 $65,985       $17,651            0      $83,636
                                    =======================================================




Class A Shares
Net Assets                                          $26,860            $7                    $26,867
Shares of Beneficial Interest Outstanding             2,639             1                      2,640
Net Asset Value                                         $10.18        $10.04                     $10.18
Maximum Offering Price                                  $10.52        $10.38                     $10.52

Class B Shares
Net Assets                                           $6,855           $50                     $6,905
Shares of Beneficial Interest Outstanding               674             5                        679
Net Asset Value                                         $10.18        $10.04                     $10.18

Class Y Shares
Net Assets                                          $32,270       $17,594                    $49,864
Shares of Beneficial Interest Outstanding             3,172         1,752          (22)        4,902
Net Asset Value                                         $10.17        $10.04                     $10.17



See Notes to Pro-Forma Combining Financial Statements.
::
EVERGREEN SHORT - INTERMEDIATE MUNICIPAL FUND
Pro-Forma Combining Financial Statements (unaudited)
Statement of Operations
Year Ended February 28, 1997 (000's omitted)


                                                 Short         Short
                                              Intermediate  Intermediate                    Pro-Forma
                                               Municipal    Municipal-CA  Adjustments       Combined
                                             -----------------------------------------------------------

Investment Income:
Interest income                                      $3,137          $899                        $4,036

Expenses:
Advisory fee                                            295           104         (319)(a)          390
Distribution Plan expenses                               94             0                            94
Custodian fees and expenses                              55            42          (21)(b)           76
Professional fees                                        26            19          (19)(b)           26
Registration and filing fees                             59             1           (1)(b)           59
Reports and notices to shareholders                      15             9           (7)(b)           17
Transfer Agent fee                                       54            21          (15)(b)           60
Trustees' fees and expenses                               9             4           (4)(c)            9
Amortization of organization expense                      5             0                             5
Other expenses                                           16             6           (6)(b)            16
                                             -----------------------------------------------------------
Total Expenses                                          628           206          (82)             752
Less: Fee waivers and reimbursements                    (58)          (46)          31(d)           (73)
                                             -----------------------------------------------------------
Net Expenses                                            570           160          (51)             679

Net investment income                                 2,567           739           51            3,357

Net realized and unrealized
      gain/(loss) on investments:
Net realized gain/(loss) on investments                  72            (8)                           64
Net change in unrealized depreciation
     of investments                                    (190)         (148)                         (338)
                                             -----------------------------------------------------------
Net loss on investments                                (118)         (156)           0             (274)

Net increase in net assets resulting
     from operations                                 $2,449          $583           51           $3,074
                                             ===========================================================


(a) Reflects an decrease in the investment advisory fee based on the surviving Fund's fee schedule (b)Reflects expected cost savings when the funds combine.

(c) Reflects allocation of complex-wide Trustees' fees based on combined assets.

(d) Reflects an decrease in fee waivers and reimbursements based upon the survivings Fund's fee waivers.

See Notes to Pro-Forma Combining Financial Statements.


EVERGREEN SHORT - INTERMEDIATE MUNICIPAL FUND
PRO-FORMA COMBINING FINANCIAL STATEMENTS (UNAUDITED)
PORTFOLIO OF INVESTMENTS (000's omitted)
MARCH 31, 1997

                                                                            Evergreen            Evergreen
                                                                       Short - Intermediate Short - Intermediate          Pro Forma
                                                                          Municipal Fund      Municipal Fund - CA         Combined

                                                            Maturity            Market             Market Adjust-            Market
                                                    Coupon  Date     Principal  Value   Principal  Value  ments   Principal  Value
                                                    --------------------------------------------------------------------------------

MUNICIPAL BONDS (98.9%)
Arizona --  2.1%
Pima Cnty. GO RFB, (Ser. 1992)                      6.55  07/01/01   1,600     $1,712                               1,600    $1,712


California --  20.8%
Burbank-Glendale-Pasadena Arpt.
     Auth. RRB, (Ser. 1992) ( AMBAC)                5.00  06/01/98                        1,000    1,013             1,000    1,013
California Statewide Cmntys. Dev. Auth. COP
   (Sutter Obligated Group), (AMBAC)                5.00  08/15/98                          500      507               500      507
California Hsg. Fin. Agcy. Multi-Unit
     Rental Hsg. RB, (1992 Ser.A)                   5.25  02/01/98                          320      322               320      322
California Pollutn Ctl Sld Wst                      1.00  10/01/24                          100      100               100      100
California St Economic Dev Fin                      1.00  12/01/26                          500      500               500      500
City & Cnty. of San Francisco General
   Purpose Swr. RB, Prerefunded @ 101.50
   (Ser. 1988B) (AMBAC)                             7.60  10/01/97                          785      812               785      812
City of Los Angeles Judgement Oblig.
   Bonds, (Ser. 1992-A)                             5.00  08/01/01                        1,090    1,105             1,090    1,105
City of Santa Ana: California Env. Fin.
   Corp. COP (Santa Ana Recycling Proj.),
   (1996 Ser. A) (AMBAC)                            5.25  05/01/00                          775      787               775      787
City of Santa Rosa Wastewater Svc. Facs.
   Dist. 1992 Refunding Imp. Bonds (AMBAC)          5.10  07/02/98                          565      573               565      573
City of Santa Rosa Wastewater RRB,
   (1992 Ser. B) (FGIC)                             5.10  09/01/98                          650      660               650      660
City of Vallejo RB (Wtr. Imp. Proj.),
   (1992 Ser. B) (FGIC)                             6.00  11/01/98                        1,100    1,135             1,100    1,135
County of San Bernardino COP (West Valley
   Detention Center Proj.), Prerefunded @ 102       7.70  11/01/98                          685      737               685      737
County of Stanislaus Refunding COP
   (Capital Imp. Prog.), (Ser A of 1996) (MBIA)     4.50  05/01/02                        1,000      990             1,000      990
East Bay Muni. Util. Dist. Wtr. Sys.
   Subordinated RRB, (Ser. 1996) (FGIC)             6.00  06/01/01                          900      947               900      947
Irvine Ranch CA Wtr Dist                            1.00  11/15/13                          100      100               100      100
Los Angeles California Certificates
   Participation Muni. Imp. Corp.
   Equipment Real Prop.                             4.50  12/01/99                          900      902               900      902
Los Angeles Cnty. Metropolitan Trans. Auth.
      Proposition C Sales Tax RB Second Sr.
      Bonds, (Ser. 1995-A) (AMBAC)                  5.90  07/01/05                        1,000    1,066             1,000    1,066
Newport Beach California Revenue Hoag Mem. Hosp.
   Presbyterian (VDRN)                              3.35  03/03/97                          900      900               900      900
Pico Rivera Pub. Financing Auth. 1992 RRB
   (Wtr. Enterprise Proj.), (Ser. A) (FGIC)         5.70  12/01/98                          450      462               450      462
Rim of the World Unified Sch. Dist. 1992 COP
   (Measure V Capital Projs.) (AMBAC)               5.10  09/01/97                          500      503               500      503
Rim of the World Unified Sch. Dist. 1992 COP
   (Measure V Capital Projs.) (AMBAC)               5.25  09/01/98                          500      509               500      509
Riverside Cnty CA Indl Dev Rev                      1.00  08/09/01                          100      100               100      100
San Diego Unified Sch. Dist. Pub. Sch. Bldg.
   Corp. COP (1989 - 1991 Capital
   Projs.), (Ser. 1991 B)                           5.90  07/01/97                          575      578               575      578
San Diego Cnty. Regional Trans. Commission
   Second Sr. Sales Tax RB (Ltd. Tax Bonds),
   (1992 Ser. A) (FGIC)                             4.40  04/01/01                          880      872               880      872
State of California Various Purpose GO (FGIC)       7.00  08/01/02                          900      996               900      996
Sunnyvale Financing Auth. Utils. RB (Solid
   Waste Materials & Transfer Station),
   (1992 Ser. B) (MBIA)                             5.10  10/01/98                          300      305               300      305
                                                                                               ----------                 ----------
                                                                                                  17,481                     17,481
                                                                                               ----------                 ----------
Colorado --  1.9%
Arapahoe Cnty. GO RB, Cherry Creek
   Sch. Dist. No.5 (Ser. 1995A)                     5.25  12/15/02   1,000     1,025                                1,000    1,025
Colorado Stud. Oblig. Board Auth.
     Stud. Loan RB, (Ser. 1985B)                    6.13  12/01/98     520       531                                  520      531
                                                                          -----------                                    ----------
                                                                               1,556                                         1,556
                                                                          -----------                                    ----------
Connecticut --  2.5%
Conn St. Spec. Assessment Unemployment
     RFB, (Ser A)                                   5.50  11/15/00   2,000     2,059                                2,000    2,059

District of Columbia --  1.8%
Dist. of Columbia GO RFB, (Ser. 1989B)              6.63  06/01/98   1,500     1,542                                1,500    1,542

Florida --  2.0%
City of Jacksonville Excise Tax
    Revenue Bonds, (Ser. 1996B (AMT))               4.60  10/01/00   1,540     1,536                                1,540    1,536

Illinois --  1.3%
Central Lake Cnty. Joint Action Wtr. Agcy. RB,
   Prerefunded  @ 102, (Ser. 1990A)                 7.00  05/01/00   1,000     1,085                                1,000    1,085
Lombard IL Indl Dev Rev                             1.00  10/02/01     440       440                                  440      440
                                                                          -----------                                 ----------
                                                                               1,525                                         1,525
                                                                          -----------                                    ----------
Maryland --  2.2%
Maryland Energy Financing Administration
   Solid Waste Disp. RB, Wheelabrator Wtr. Tech-
   nologies  Baltimore L.L.C. Projs.,  (Ser. 1996)  4.80  12/01/98     635       637                                  635      637
Montgomery Cnty. GO Bonds Consolidated Pub.
   Imp. RB, (Ser. 1992A)                            5.30  07/01/01   1,140     1,170                                1,140    1,170
                                                                          -----------                                    ----------
                                                                               1,807                                         1,807
                                                                          -----------                                    ----------
Massachusetts --  9.7%
City of Boston GO, (Ser. 1995A)                     5.25  10/01/02   1,500     1,531                                1,500    1,531
Massachusetts  Wtr. Poll. Abatement Trust
   RB, MWRA Loan Prog., (Ser. 1995A)                6.00  08/01/02   1,000     1,052                                1,000    1,052
Massachusetts Indl. Finance Agency
     Indl Dev. Bonds,(Ser. 1986A)                   1.00  11/01/07   1,025     1,046                                1,025    1,046
Massachusetts Indl. Finance Agency
     Indl Dev. Bonds,(Ser. 1986A)                   1.00  11/01/07   2,345     2,364                                2,345    2,364
New England Ed. Loan Marketing Corp. Stud.
   Loan RB, (Ser. 1993B)                            4.75  07/01/98   1,000     1,005                                1,000    1,005
New England Ed. Loan Marketing Corp. Stud.
   Loan RB, (Ser. 1993B)                            5.40  06/01/00   1,000     1,012                                1,000    1,012
                                                                          -----------                                    ----------
                                                                               8,010                                         8,010
                                                                          -----------                                    ----------
Michigan --  1.8%
Detroit Sewage Disp. Sys. RB, (Ser. 1993A)          4.85  07/01/01   1,500     1,507                                1,500    1,507
                                                                          -----------                                    ----------

Minnesota --  3.1%
City of Minneapolis & Hsg. & Redev. Auth.
    of the City  of St. Paul, Single
    Family Mtge. RRB, (Ser. 1996A)                  1.00  06/01/32   2,030     2,034                                2,030    2,034
State of Minnesota General Oblig. State Bonds       6.60  08/01/99     500       525                                  500      525
                                                                          -----------                                    ----------
                                                                               2,559                                         2,559
                                                                          -----------                                    ----------
Missouri --  1.7%
North Kansas City Sch. Dist. GO, Direct
     Deposit Prog.,(Ser. 1996)                      7.00  03/01/99     665       696                                  665      696
North Kansas City Sch. Dist. GO, Direct
     Deposit Prog.,(Ser. 1996)                      6.70  03/01/00     710       750                                  710      750
                                                                          -----------                                    ----------
                                                                               1,446                                         1,446
                                                                          -----------                                    ----------
Nevada --  1.9%
Clark Cnty., GO Public Safety Bonds
   Light, (Ser. 1996)                               6.00  06/01/00   1,500     1,559                                1,500    1,559
                                                                          -----------                                    ----------

New Jersey --  3.9%
New Jersey St. GO, (Ser. 1991)                      5.90  08/01/02   2,000     2,108                                2,000    2,108
New Jersey St. Trans. Trust Fund Auth. Trans.
   Sys. Bonds' (Series 1995B) (MBIA)                6.00  06/15/01   1,040     1,091                                1,040    1,091
                                                                          -----------                                    ----------
                                                                               3,199                                         3,199
                                                                          -----------                                    ----------
New York --  1.2%
 Pwr. Auth. of the State of New York
   Revenue and General Purpose, (Series Z)          5.85  01/01/00   1,000     1,032                                1,000    1,032
                                                                          -----------                                    ----------


Ohio --  1.2%
The Stud. Loan Funding Corp. (Cincinnati)
   Stud. Loan RB, (Ser. 1993A)                      5.50  12/01/01   1,000     1,014                                1,000    1,014
                                                                          -----------                                    ----------

Oregon --  1.4%
Josephine Cnty., Sch. Dist. # 007 GO                5.00  06/01/99   1,125     1,138                                1,125    1,138
                                                                          -----------                                    ----------

Pennsylvania --  6.9%
Commonwealth of Pennsylvania General Oblig. Bonds
   Fitch Light Rtg Aa-, (Series A)                  7.00  05/01/06   2,000     2,162                                2,000    2,162
Lancaster Cnty. Hosp. Auth. Hosp. Revenue Bonds
    (The Lancaster General Hosp. Proj.),
    (Ser. 1992) (AMBAC)                             5.60  07/01/00   1,000     1,029                                1,000    1,029
Sayre Hlth. Care Facs. Auth. RB,
   Gutherie Healthcare Sys., (Ser. 1991A) (AMBAC)   6.40  03/01/99   1,950     2,019                                1,950    2,019
St. of Pennsylvania GO, (Ser. 1971)                 6.00  12/15/98     500       503                                  500      503
                                                                          -----------                                    ----------
                                                                               5,713                                         5,713
                                                                          -----------                                    ----------
South Carolina --  .7%
Charleston Cnty. Arpt. Dist. Arpt.
   System Revenue Bonds, (Ser. 1993)               8.25  07/01/00     500       553                                  500      553
                                                                          -----------                                    ----------

South Dakota --  3.3%
City of Sioux Falls Sales Tax Revenue
   Bonds, (Ser. 1996A), (AMBAC)                    5.50  11/15/00   2,615     2,693                                2,615    2,693
                                                                          -----------                                    ----------

Tennessee --  1.2%
Tennessee St Sch. Bond Auth. Higher Edl.
     Fac. Bonds,(Ser. 1996)                         5.00  05/01/00   1,000     1,012                                1,000    1,012
                                                                          -----------                                    ----------
Texas --  8.2%
Brazos Higher Ed. Auth., Inc., Stud.
     Loan RRB, (Ser. 1992A)                         5.30  12/01/97   1,000     1,008                                1,000    1,008
City of Dallas GO                                   5.90  02/15/01     500       522                                  500      522
City of Houston Pub. Imp. RFB, (Ser. 1992C)         5.70  03/01/01   1,000     1,034                                1,000    1,034
Dallas Cnty. Imp. (Ltd. Tax) RB, (Ser. 1992A)       6.00  08/15/01   1,300     1,370                                1,300    1,370
San Antonio Independent Sch. Dist. Pub. Facs.
   Corp. RB, (Ser. 1986)                            5.00  10/15/00     505       508                                  505      508
Texas Dept. Hsg. + Cmnty. Aff Single Family
   Mtge. RevenueBonds, (Ser. 1996E)                 4.45  03/01/99   1,265     1,265                                1,265    1,265
Texas Dept. Hsg. + Comnty. Aff Single Family
   Mtge. RevenueBonds , (Ser. 1996E)                4.65  03/01/00   1,050     1,053                                1,050    1,053
                                                                          -----------                                    ----------
                                                                               6,760                                         6,760
                                                                          -----------                                    ----------
Utah --  3.5%
Intermountain Pwr. Agcy., Pwr.
     Supply RFB, (Ser. C) (MBIA)                    6.00  07/01/00   2,500     2,599                                2,500    2,599
Utah Hsg. Fin. Agcy. Single Family
     Mtge. RRB, (Ser. 1993A)                        5.20  01/01/01     290       294                                  290      294
                                                                          -----------                                    ----------
                                                                               2,893                                         2,893
                                                                          -----------                                    ----------
Virginia --  3.4%
Chesapeake Wtr. & Swr., (Ser. 1995A)                7.00  12/01/01   1,200     1,315                                1,200    1,315
South Hampton Cnty Va Indl Dev                      1.00  04/01/15     100       100                                  100      100
Virginia Hsg. Dev. Auth. Commonwealth Mtge.
   Bonds, (Ser. 1992B, Subseries B - 1)             6.00  01/01/98   1,500     1,517                                1,500    1,517
                                                                          -----------                                    ----------
                                                                               2,932                                         2,932
                                                                          -----------                                    ----------
Washington --  6.5%
Washington St Cmnty Econ Brd                        1.00  07/01/98     735       735                                  735      735
St. of Washington GO RB, Motor Vehicle
     Fuel Tax, (Ser. R-92D)                         5.60  09/01/01   2,950     3,052                                2,950    3,052
Washington St Pub. Pwr. Supply Sys.
   Nuclear Refunding Bonneville Pwr.
   Administration A Fitch Light Rtg Aa-             5.00  07/01/98   1,620     1,634                                1,620    1,634
Washington St Pub. Pwr. Supply Sys.
   Nuclear Refunding Bonneville Pwr.
   Administration A Fitch Light Rtg Aa-             5.00  07/01/99     675       680                                  675      680
                                                                          -----------                                    ----------
                                                                               6,101                                         6,101
                                                                          -----------                                    ----------
Wisconsin --  3.9%
Milwaukee GO Corp. Purpose Bonds,
     Pub. Imps., (Ser. BZ)                          6.30  06/15/01   1,000     1,060                                1,000    1,060
Milwaukee Metropolitan Sewage
     Dist. GO, (Ser. 1989A)                         7.00  09/01/01   1,000     1,089                                1,000    1,089
Wisconsin St. GO RFB, (Ser. 1992)                   6.00  05/01/02   1,000     1,054                                1,000    1,054
                                                                                 -----------                             ----------
                                                                                   3,203                                     3,203
                                                                                 -----------                              ---------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS (98.8%)  (Cost  -  $82,225)                                     65,061          17,480                    82,541
OTHER ASSETS AND LIABILITIES  (1.2%)                                                 782             233                     1,015
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL NET ASSETS  (100.0%)                                                       $65,843         $17,713                   $83,556
-----------------------------------------------------------------------------------------------------------------------------------


LEGEND OF PORTFOLIO ABBREVIATIONS:
AMBAC - Insured by American Municipal Bond Assurance Corp.
FGIC - Financial Guaranty Insurance Corp.
GO -  General Obligations
MBIA - Municipal Bond Investors Assurance Corp.
RB -  Revenue Bonds
RFB - Refunding Bonds
RRB - Refunding Revenue Bonds



Evergreen Short - Intermediate Municipal Fund
Notes to Pro-Forma Combining Financial Statements (Unaudited)
February 28, 1997

1. Basis of Combination - The Pro-Forma Statement of Assets and Liabilities, including the Pro- Forma Portfolio of Investments, and the related Pro-Forma
Statement of Operations ("Pro-Forma Statements") reflect the accounts of Evergreen Short - Intermediate Municipal Fund and Evergreen Short - Intermediate Municipal Fund - California at February 28, 1997 and for the year then ended.

The Pro-Forma Statements give effect to the proposed transfer of all assets and certain identified liabilities of Evergreen Short - Intermediate Municipal Fund
- California shares in exchange for shares of Evergreen Short - Intermediate Municipal Fund. The Pro-Forma Statements reflect the expense of each Fund in carrying out its obligations under the Agreement and Plan of Reorganization (the "Reorganization") as though the merger occurred at the beginning of the period presented.

Under the Reorganization, Evergreen Short - Intermediate Municipal Fund will acquire substantially all of the assets and assume certain identified liabilities of Evergreen Short Intermediate Municipal Fund - California. Thereafter, there will be a distribution of shares of Evergreen Short Intermediate Municipal Fund to shareholders of Evergreen Short Intermediate Municipal Fund - California in liquidation and subsequent termination thereof. The information contained herein is based on the experience of each Fund for the year ended February 28, 1997 and is designed to permit shareholders of the consolidating mutual funds to evaluate the financial effect of the proposed Reorganization. The expenses of both funds in connection with the Reorganization (including the cost of any proxy soliciting agents) will be borne by First Union National Bank of North Carolina.

The Pro-Forma Statements should be read in conjunction with the historical financial statements of each Fund incorporated by reference in the Statement of Additional Information.

2. Shares of Beneficial Interest - The Pro-Forma net asset value per share assumes the issuance of additional shares of Evergreen Short - Intermediate Municipal Fund Class A, Class B and Class Y which would have been issued at February 28, 1997 in connection with the proposed Reorganization. The amount of additional shares assumed to be issued was calculated based on the net assets of Evergreen Short - Intermediate Municipal Fund - California Class A, B and Y as of February 28, 1997 of $7, $50 and $17,594 (reported in 000's) respectively, and the net asset value per share of the respective share class of Evergreen Short - Intermediate Municipal Fund of $10.18, $10.18 and $10.17, respectively.

The Pro-Forma shares outstanding of 2,640, 679 and 4,902 for Class A, Class B and Class Y, respectively (reported in 000's) consist of 1 (reported in 000's) additional shares of Class A, 5 (reported in 000's) additional shares of Class B and 1,730 (reported in 000's) additional shares of Class Y to be issued in the proposed reorganization, as calculated above, in addition to the shares of Evergreen Short - Intermediate Municipal Fund outstanding as of February 28, 1997.

3. Pro-Forma Operations - Pro-Forma operating expenses include the actual expenses of each Fund and the combined Fund, with certain expenses adjusted to reflect the expected expenses of the combined entity. The investment advisory fees have been calculated for the combined Fund based on the fee schedule in effect for Evergreen at the combined level of average net assets for the year ended February 28, 1997.

*******************************************************************************

                            EVERGREEN MUNICIPAL TRUST

                                     PART C

                                OTHER INFORMATION


Item 15.                   Indemnification

The response to this item is incorporated by reference to "Liability and Indemnification of Trustees" under the caption "Comparative Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.                   Exhibits:

1(a)Declaration  of  Trust.   Incorporated  by  reference  to  the  Registrant's
    Registration Statement on Form N-1A filed on July 18, 1988 -- Registration No. ("Form N-1A Registration Statement").

1(b)Certificate of Amendment to Declaration of Trust.  Incorporated by reference
    to   Post-Effective   Amendment  No.  16  to  the  Registrant's   Form  N-1A
    Registration Statement filed on January 3, 1995.

1(c)Instrument  providing  for the  Establishment  and  Designation  of Classes.
    Incorporated by reference to Post-Effective Amendment No. 16 to the Registrant's Form N-1A Registration Statement filed on January 3, 1995 and to Post-Effective Amendment No. 17 to the Registrant's Form N-1A Registration Statement filed on April 3, 1995.

2(a) By-Laws. Incorporated by reference to the Form N-1A Registration Statement.

3   Not applicable.

4 Agreement and Plan of Reorganization. Exhibit A to Prospectus contained in Part A of this Registration Statement.

5   Not applicable.

6 Form of Investment Advisory Agreement between First Union National Bank of North Carolina and the Registrant. Incorporated by reference to Post-Effective Amendment No. 17 to the Registrant's Form N-1A Registration Statement filed on April 3, 1995.

7 Distribution Agreement between Evergreen Funds Distributor, Inc. and the Registrant. Filed Herewith.

8   Not applicable.

9 Custody Agreement between State Street Bank and Trust Company and Registrant. Incorporated by reference to Pre- Effective Amendment No. 2 to the Registrant's Form N-1A Registration Statement filed on September 15, 1988.

10 Form of Distribution Plan (relating to Class A Shares). Incorporated by reference to Post-Effective Amendment No. 17 to the Registrant's Form N-1A Registration Statement filed on March 31, 1995.

11  Opinion and  consent of Sullivan & Worcester  LLP.  Filed herewith.

12  Tax opinion and consent of Sullivan & Worcester LLP.
    To be filed by Amendment

13  Form  of  Administration  Agreement.  Incorporated  by  reference  to  Post-
    Effective Amendment No. 17 to the Registrant's Form N-1A Registration Statement filed on April 3, 1995.

14  Consent  of PRICE WATERHOUSE LLP,  independent  accountants.
    Filed herewith.

15  Not applicable.

16  Not applicable.

17(a) Form of Proxy Card. Filed herewith.

17(b) Registrant's Rule 24f-2 Declaration. Filed herewith.

Item 17.                   Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an Internal Revenue Service ruling supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.

                                SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 14th day of April, 1997.

                                        EVERGREEN MUNICIPAL TRUST

                                        By:  /s/ John J. Pileggi
                                             Name: John J. Pileggi
                                             Title: President


     Know all men by these presents that each person whose signature appears below hereby severally constitutes and appoints John J. Pileggi and James P. Wallin, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign and affix the undersigned's name to any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or incidental to the performance and execution of the powers herein granted, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.


     As required by the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities indicated as of the 14th day of April, 1997.

Signatures                         Title
-----------                        -----

/s/ John J. Pileggi
-----------------------            President and
John J. Pileggi                    Treasurer


/s/ Laurence B. Ashkin
-----------------------            Trustee
Laurence B. Ashkin

/s/ Foster Bam
-----------------------            Trustee
Foster Bam

/s/ James S. Howell
-----------------------            Trustee
James S. Howell

/s/ Gerald M. McDonnell
-----------------------            Trustee
Gerald M. McDonnell

/s/ Thomas L. McVerry
-----------------------            Trustee
Thomas L. McVerry

/s/ William Walt Pettit
-----------------------            Trustee
William Walt Pettit

/s/ Russell A. Salton, III, M.D.
--------------------------------   Trustee
Russell A. Salton, III, M.D

/s/ Michael S. Scofield
-----------------------            Trustee
Michael S. Scofield

                               INDEX TO EXHIBITS

N-14
EXHIBIT NO.                                                            Page

7(a)      Distribution  Agreement between Evergreen Keystone
                Distributor,  Inc. and Registrant

 (b)      Form of Dealer Agreement of Evergreen Keystone
                Distributor, Inc.

11        Opinion and Consent of Sullivan & Worcester LLP

14        Consent of KPMG Peat Marwick LLP

17(a)     Form of Proxy

17(b)     Rule 24f-2 Declaration
-------------------